                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                           VARIABLE SEPARATE ACCOUNT
             (PORTION RELATING TO THE POLARIS(II) VARIABLE ANNUITY)

                SUPPLEMENT TO THE PROSPECTUS DATED APRIL 1, 1998

THIS SUPPLEMENT INCORPORATES BY REFERENCE THE REGISTRATION STATEMENT OF ANCHOR NATIONAL LIFE INSURANCE COMPANY AND VARIABLE SEPARATE ACCOUNT (REGISTRATION NUMBERS 333-25473, 333-18333 AND 811-3859) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1998 PURSUANT TO THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940.
--------------------------------------------------------------------------------

THE FOLLOWING TEXT IS ADDED TO THE END OF SECTION 2 "ANNUITY INCOME OPTIONS" OF THE PROSPECTUS:

THE INCOME PROTECTOR

This feature provides a future "safety net" in the event that, when you choose to begin receiving income payments, your contract has not performed within a historically anticipated range. The Income Protector feature offers you the ability to receive a guaranteed fixed minimum retirement income upon annuitization. With the Income Protector you can know the level of minimum income that will be available to you if, when you chose to retire, down markets have negatively impacted your contract value. To annuitize using this feature you must follow the appropriate steps set forth below.

The Income Protector provides three alternative levels of minimum retirement income. The Base Income Protector is a standard feature of all Polaris(II) contracts issued after November 2, 1998, if the feature is available for sale in your state. There is no additional charge associated with the Base feature. If elected, The Income Protector Plus and Income Protector Max alternatives can provide increased levels of minimum guaranteed income. We charge a fee for each of these alternatives. The amount of the fee and how to select an alternative level of income protection, if that is appropriate for you, is described below.

HOW WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME

We base the amount of minimum income available to you if you annuitize using the Income Protector upon a calculation we call the Income Benefit Base. At the time your participation in the Income Protector program becomes effective, your Income Benefit Base is equal to your contract value. For the Base, participation is effective on the date of issue of your contract. For the Plus or Max alternatives, participation is effective on either the date of issue of the contract (if elected) or at the contract anniversary following your election of the Plus or Max alternative.

The Income Benefit Base is only a calculation. It does not represent a contract value, nor does it guarantee performance of the variable Portfolios in which you invest.

Your Income Benefit Base increases if you make subsequent Purchase Payments and decreases if you withdraw money from your contract. The exact Income Benefit Base calculation is equal to (a) plus (b) minus (c) where:

     (a) is,

        - for the first year of calculation, your contract value on the date your participation in the program becomes effective, and;

        - for each subsequent year of calculation, the Income Benefit Base on the prior contract anniversary, and;

     (b) is the sum of all subsequent Purchase Payments made into the contract since the last contract anniversary, and;

     (c) is all withdrawals and applicable fees and charges since the last contract anniversary, in an amount proportionate to the amount by which such withdrawals decreased your contract value.

For the Plus or Max alternatives, the Income Benefit Base accumulates at one of the following annual growth rates from the date your election in the alternative becomes effective through your Income Benefit Date (see below):

--------------------------------------------------------------------------------

         ALTERNATIVE         GROWTH RATE

--------------------------------------------------------------------------------

  The Income Protector Plus     3.25%

--------------------------------------------------------------------------------

  The Income Protector Max      6.50%

--------------------------------------------------------------------------------

The growth rates for the Plus or Max features cease on the contract anniversary following the Annuitant's 90th birthday.

                PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS

CHOOSING THE APPROPRIATE LEVEL OF PROTECTION FOR YOU

If you decide that you want the protection offered by the Income Protector Plus or Max feature, you must elect the alternative by completing the Income Protector Election Form available through our Annuity Service Center. You may only elect one of the alternatives and you can never change your election once made. Your Income Benefit Base will begin accumulating at the applicable growth rate on the contract anniversary following our receipt of your completed election form. In order to obtain the benefit of the Plus or Max alternative you may not begin the Income Phase for at least seven years following your election of the Plus or Max feature. Thus, you must make your election prior to the later of:

     - your 83rd birthday, or

     - your 3rd contract anniversary.

STEP-UP OF YOUR INCOME BENEFIT BASE

If you have elected to pay for the higher levels of protection available through the Income Protector Plus or Max, you may also have the opportunity to "Step-Up" your Income Benefit Base. The Step-Up feature allows you to increase your Income Benefit Base to the amount of your contract value on your contract anniversary. You can only elect to Step-Up within the 30 days before your next contract anniversary. A seven year waiting period required prior to electing annuity payments through the Income Protector is restarted if you step-up your Income Benefit Base. Thus, your last opportunity to step up is the later of :

     - your 83rd birthday, or

     - your 3rd contract anniversary.

You must complete the Income Protector Election Form to effect a Step-Up. The form is available from our Annuity Service Center.

ELECTING TO RECEIVE INCOME PAYMENTS

You may elect to begin the Income Phase of your contract using the Income Protector Program ONLY within the 30 days after the seventh or later contract anniversary following the later of,

     - the effective date of your Income Protector participation, or

     - the contract anniversary of your most recent Step-Up.

The contract anniversary of, or prior to, your election to begin receiving annuity payments is your Income Benefit Date. This is the date as of which we calculate your Income Benefit Base to use in determining your guaranteed minimum fixed retirement income. To arrive at the minimum guaranteed retirement income available to you we apply the annuity rates stated in your Income Protector Endorsement for the annuity option you select to your final Income Benefit Base. You then choose if you would like to receive that income annually, quarterly or monthly for the time guaranteed under your selected annuity option. Your final Income Benefit Base is equal to (a) minus (b) where:

     (a) is your Income Benefit Base as your Income Benefit Date, and;

     (b) is any partial withdrawals of contract value and any charges applicable to those withdrawals and any withdrawal charges otherwise applicable, calculated as if you fully surrender your contract as of the Income Benefit Date, and any applicable premium taxes.

The annuity options available when using the Income Protector Program to receive your fixed retirement income are:

     - Life Annuity with 10 Year Period Certain, or

     - Joint and 100% Survivor Annuity with 20 Year Period Certain

At the time you elect to begin receiving annuity payments, we will calculate your annual income using both your final Income Benefit Base and your contract value. We will use the same income option for each calculation, however, the annuity factors used to calculate your income under the Income Protector will be different. You will receive whichever provides a greater stream of income. If you annuitize using the Income Protector your income payments will be fixed in amount. You are not required to use the Income Protector to receive income payments. However, we will not refund fees paid for the Income

                PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS

Protector if you annuitize under the general provisions of your contract. YOU MAY NEVER NEED TO RELY UPON THE INCOME PROTECTOR, IF YOUR CONTRACT PERFORMS WITHIN A HISTORICALLY ANTICIPATED RANGE. HOWEVER, PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

FEES ASSOCIATED WITH THE INCOME PROTECTOR

The Base Income Protector is a standard feature of your contract at no extra charge. If you elect the Income Protector Plus or Max, we charge a fee, as follows:

--------------------------------------------------------------------------------

                    ALTERNATIVE                           FEE AS A % OF YOUR INCOME BENEFIT BASE
-------------------------------------------------------------------------------------------------------
               Income Protector Plus                                       .15%
-------------------------------------------------------------------------------------------------------
               Income Protector Max                                        .30%
-------------------------------------------------------------------------------------------------------

Since the Income Benefit Base is only a calculation and does not provide a contract value, we deduct the fee from your actual contract value beginning on the contract anniversary on which your participation in the program becomes effective.

After a Step-Up, the fee for the Income Protector Max or Plus will be based on your Stepped-Up Income Benefit Base, and will be deducted from your contract value beginning on the effective date of the step-up.

If your contract is issued with the Income Protector program, and you elect the Plus or Max alternative (either at contract issue or some later date) we begin deducting the annual fee for the Plus or Max alternative on the contract anniversary when your alternative election becomes effective. If your contract is not issued with the Income Protector program and you elect the Plus or Max alternative at some later date, we begin deducting the annual fee on the contract anniversary following the date on which your participation in the program becomes effective.

It is important to note that once you elect either alternative, you may not cancel your election. We will deduct the charge from your contract value on every contract anniversary up to and including your Income Benefit Date. Additionally, we deduct the full annual fee from any full surrender of your contract requested prior to your contract anniversary based on the Income Benefit Base at time of surrender.

NOTE TO QUALIFIED CONTRACT HOLDERS

Qualified contracts generally require that you select an income option which does not exceed your life expectancy. That restriction, if it applies to you, may limit the benefit of the Income Protector program. As discussed above, in order to utilize the Income Protector you must annuitize under one of two income options. If those income options exceed your life expectancy you may be prohibited from receiving your guaranteed fixed income under the program. If you own a Qualified contract to which this restriction applies and you elect the Income Protector Max or Plus, you may pay for this guarantee and not be able to realize the benefit.

Generally,

     - for the Life Annuity with 10 Year Period Certain, you must annuitize before age 79, and

     - for the Joint and 100% Survivor Annuity with 20 Year Period Certain, both Annuitants must be 70 or younger or one of the annuitants must be 65 or younger upon annuitization. Other age combinations may be available.

You may wish to consult your tax advisor for information concerning your particular circumstances.

                PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS

HYPOTHETICAL EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR

This table assumes a $100,000 initial investment in a Non-qualified contract with no withdrawals, additional payments or premium taxes, no step-up; and the election of optional Income Protector alternatives at contract issue.

---------------------------------------------------------------------------------------------
                                                                                   INCOME
IF AT ISSUE   MINIMUM ANNUAL INCOME IF YOU ANNUITIZE ON CONTRACT ANNIVERSARY      PROTECTOR
  YOU ARE          7               10               15               20         BENEFIT LEVEL
---------------------------------------------------------------------------------------------
Male             6,108            6,672            7,716            8,832          Base
age 60*          8,046            9,633           12,971           17,313          Plus
                 9,995           13,132           20,647           32,178          Max
---------------------------------------------------------------------------------------------
Female           5,388            5,880            6,900            8,112          Base
age 60*          7,145            8,542           11,652           15,948          Plus
                 8,876           11,646           18,548           29,641          Max
---------------------------------------------------------------------------------------------
Joint**          4,716            5,028            5,544            5,928          Base
Male -- 60       6,290            7,353            9,442           11,785          Plus
Female -- 60     7,813           10,024           15,030           21,903          Max
---------------------------------------------------------------------------------------------

 * 10 year and life
** Joint and 100% survivor with 20 year certain

The Income Protector may not be available in your state. Please consult your financial adviser.

THE LAST PARAGRAPH ON PAGE 11 UNDER THE SUB-HEADING WITHDRAWAL CHARGES IS DELETED AND REPLACED WITH THE FOLLOWING:

     "We will not assess a withdrawal charge for money withdrawn to pay a death benefit. We will not assess a withdrawal charge upon election to annuitize your contract, except when you elect to annuitize using the Income Protector program. If you annuitize using the Income Protector program, we assess any withdrawal charge otherwise applicable to amounts in your contract to the Income Benefit Base, calculated as if you fully surrendered your contract as of the Income Benefit Date."

Date:  November 2, 1998

                PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS

THE INFORMATION CONTAINED ON PAGES 18 THROUGH 48 IS REPLACED BY THE FOLLOWING:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL INFORMATION (IN THOUSANDS)

The following selected consolidated financial information for Anchor National Life Insurance Company, insofar as it relates to each of the years 1993 - 1997, has been derived from audited annual financial statements, including the consolidated balance sheets at September 30, 1996 and 1997 and the related consolidated statements of income and of cash flows for each of the three years in the period ended September 30, 1997 and the notes thereto appearing elsewhere herein. The information for the six months ended June 30, 1997 and 1998 has been derived from unaudited financial information also appearing herein and which, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

This information should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, both of which follow this selected information.

                                                                                                          NINE MONTHS ENDED
                                                               YEARS ENDED SEPTEMBER 30,                      JUNE 30,
                                                  ----------------------------------------------------   -------------------
                                                    1993       1994       1995       1996       1997       1997       1998
                                                  --------   --------   --------   --------   --------   --------   --------
RESULTS OF OPERATIONS
Net investment income...........................  $ 48,912   $ 58,996   $ 50,083   $ 56,843   $ 73,201   $ 50,356   $ 62,839
Net realized investment gains (losses)..........   (22,247)   (33,713)    (4,363)   (13,355)   (17,394)   (22,690)    25,906
Fee income......................................   123,567    141,753    145,105    169,505    213,146    151,453    211,067
General and administrative expenses.............   (50,783)   (54,363)   (64,457)   (81,552)   (98,802)   (71,679)   (71,573)
Provision for future guaranty fund
  assessments...................................    (4,800)        --         --         --         --         --         --
Amortization of deferred acquisition costs......   (30,825)   (44,195)   (58,713)   (57,520)   (66,879)   (48,753)   (60,475)
Annual commissions..............................      (312)    (1,158)    (2,658)    (4,613)    (8,977)    (5,942)   (12,701)
                                                  --------   --------   --------   --------   --------   --------   --------
PRETAX INCOME...................................    63,512     67,320     64,997     69,308     94,295     52,745    155,063
Income tax expense..............................   (21,794)   (22,705)   (25,739)   (24,252)   (31,169)   (18,034)   (54,811)
                                                  --------   --------   --------   --------   --------   --------   --------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING FOR INCOME TAXES...................    41,718     44,615     39,258     45,056     63,126     34,711    100,252
Cumulative effect of change in accounting for
  income taxes..................................        --    (20,463)        --         --         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
         NET INCOME.............................  $ 41,718   $ 24,152   $ 39,258   $ 45,056   $ 63,126   $ 34,711   $100,252
                                                  ========   ========   ========   ========   ========   ========   ========

                                                           AT SEPTEMBER 30,                                  AT JUNE 30,
                                    ---------------------------------------------------------------   -------------------------
                                       1993         1994         1995         1996         1997          1997          1998
                                    ----------   ----------   ----------   ----------   -----------   -----------   -----------
FINANCIAL POSITION
Investments.......................  $2,093,100   $1,632,072   $2,114,908   $2,329,232   $ 2,608,301   $ 2,731,082   $ 2,773,016
Variable annuity assets held in
  separate accounts...............   4,170,275    4,486,703    5,230,246    6,311,557     9,343,200     8,242,446    11,958,475
Deferred acquisition costs........     336,677      416,289      383,069      443,610       536,155       515,020       639,078
Other assets......................      71,337       67,062       55,474      120,136        83,283        81,044       109,633
                                    ----------   ----------   ----------   ----------   -----------   -----------   -----------
         TOTAL ASSETS.............  $6,671,389   $6,602,126   $7,783,697   $9,204,535   $12,570,939   $11,569,592   $15,480,202
                                    ==========   ==========   ==========   ==========   ===========   ===========   ===========
Reserves for fixed annuity
  contracts.......................  $1,562,136   $1,437,488   $1,497,052   $1,789,962   $ 2,098,803   $ 2,131,406   $ 2,128,688
Reserves for guaranteed investment
  contracts.......................          --           --      277,095      415,544       295,175       421,657       302,074
Variable annuity liabilities
  related to separate accounts....   4,170,275    4,486,703    5,230,246    6,311,557     9,343,200     8,242,446    11,958,475
Other payables and accrued
  liabilities.....................     495,308      195,134      227,953       96,196       155,256       143,836       171,847
Subordinated notes payable to
  Parent..........................      34,432       34,712       35,832       35,832        36,240        36,041        35,950
Deferred income taxes.............      38,145       64,567       73,459       70,189        67,047        56,964        62,249
Shareholder's equity..............     371,093      383,522      442,060      485,255       575,218       537,242       820,919
                                    ----------   ----------   ----------   ----------   -----------   -----------   -----------
         TOTAL LIABILITIES AND
           SHAREHOLDER'S EQUITY...  $6,671,389   $6,602,126   $7,783,697   $9,204,535   $12,570,939   $11,569,592   $15,480,202
                                    ==========   ==========   ==========   ==========   ===========   ===========   ===========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations of Anchor National Life Insurance Company (the "Company") for the three years in the period ended September 30, 1997 follows. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements contained in this report and in any other statements made by, or on behalf of, the Company, whether or not in future filings with the Securities and Exchange Commission (the "SEC"). Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results, or other developments. Statements using verbs such as "expect," "anticipate," "believe" or words of similar import generally involve forward-looking statements. Without limiting the foregoing, forward-looking statements include statements which represent the Company's beliefs concerning future levels of sales and redemptions of the Company's products, investment spreads and yields, or the earnings and profitability of the Company's activities.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable developments. Some may be national in scope, such as general economic conditions, changes in tax law and changes in interest rates. Some may be related to the insurance industry generally, such as pricing competition, regulatory developments and industry consolidation. Others may relate to the Company specifically, such as credit, volatility and other risks associated with the Company's investment portfolio. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the SEC. The Company disclaims any obligation to update forward-looking information.

RESULTS OF OPERATIONS FOR THE YEARS 1995, 1996 AND 1997

NET INCOME totaled $63.1 million in 1997, compared with $45.1 million in 1996 and $39.3 million in 1995.

PRETAX INCOME totaled $94.3 million in 1997, $69.3 million in 1996 and $65.0 million in 1995. The 36.1% improvement in 1997 over 1996 primarily resulted from increased fee income and net investment income, partially offset by higher general and administrative expenses and increased amortization of deferred acquisition costs. The 6.6% improvement in 1996 over 1995 primarily resulted from increased net investment income and significantly increased fee income, partially offset by increased net realized investment losses and additional general and administrative expenses.

NET INVESTMENT INCOME, which is the spread between the income earned on invested assets and the interest paid on fixed annuities and other interest-bearing liabilities, increased to $73.2 million in 1997 from $56.8 million in 1996 and $50.1 million in 1995. These amounts equal 2.77% on average invested assets (computed on a daily basis) of $2.65 billion in 1997, 2.59% on average invested assets of $2.19 billion in 1996 and 2.95% on average invested assets of $1.70 billion in 1995.

Net investment spreads include the effect of income earned on the excess of average invested assets over average interest-bearing liabilities. This excess amounted to $126.5 million in 1997, $142.9 million in 1996 and $108.4 million in 1995. The difference between the Company's yield on average invested assets and the rate paid on average interest-bearing liabilities (the "Spread Difference") was 2.51% in 1997, 2.25% in 1996 and 2.63% in 1995.

Investment income (and the related yields on average invested assets) totaled $210.8 million (7.97%) in 1997, compared with $164.6 million (7.50%) in 1996 and
$129.5 million (7.62%) in 1995. These increased yields in 1997 include the effects of a greater proportion of mortgage loans in the Company's portfolio. On average, mortgage loans have higher yields than that of the Company's overall portfolio. In addition, the Company experienced higher returns on its investments in partnerships. The increases in investment income in 1997 and 1996 also reflect increases in average invested assets.

Partnership income increased to $6.7 million (a yield of 15.28% on related average assets of $44.0 million) in 1997, compared with $4.1 million (a yield of 10.12% on related average assets of $40.2 million) in 1996 and $5.1 million (a yield of 10.60% on related average assets of $48.4 million) in 1995. Partnership income is based primarily upon cash distributions received from limited partnerships, the operations of which the Company does not influence. Consequently, such income is not predictable and there can be no assurance that the Company will realize comparable levels of such income in the future.

Total interest expense equalled $137.6 million in 1997, $107.8 million in 1996 and $79.4 million in 1995. The average rate paid on all interest-bearing liabilities was 5.46% in 1997, compared with 5.25% in 1996 and 4.99% in 1995. Interest-bearing liabilities averaged $2.52 billion during 1997, compared with $2.05 billion during 1996 and $1.59 billion during 1995.

The increases in the overall rates paid on interest-bearing liabilities during 1997 and 1996 primarily resulted from the impact of certain promotional one-year interest rates offered on the fixed account portion of the Company's Polaris variable annuity product. The increase in the overall rates paid on all interest-bearing liabilities during 1996 was also impacted by the growth in average reserves for GICs, which generally bear higher rates of interest than fixed annuity contracts. Average GIC reserves were $340.5 million in 1996 and $60.8 million in 1995. Most of the Company's GICs are variable rate and are repriced quarterly at the then-current interest rates.

GROWTH IN AVERAGE INVESTED ASSETS since 1995 primarily reflects the sales of the Company's fixed-rate products, consisting of both fixed annuity premiums (including those for the fixed accounts of variable annuity products) and GIC premiums. Fixed annuity premiums totaled $1.10 billion in 1997, compared with $741.8 million in 1996 and $284.4 million in 1995. The premiums for the fixed accounts of variable annuities have increased primarily because of increased sales of the Company's Polaris product and greater inflows into the one-year fixed account of that product. The Company has observed that many purchasers of its variable annuity contracts allocate new premiums to the one-year fixed account and concurrently elect the option to dollar cost average into one or more variable funds. Accordingly, the Company anticipates that it will see a large portion of these premiums transferred into the variable funds.

GIC premiums totaled $55.0 million in 1997, $135.0 million in 1996 and $275.0 million in 1995. GIC surrenders and maturities totaled $198.1 million in 1997, $16.5 million in 1996 and $1.6 million in 1995. The Company does not actively market GICs; consequently, premiums may vary substantially from period to period. The large increase in surrenders and maturities in 1997 was primarily due to contracts maturing in 1997. The GICs issued by the Company generally guarantee the payment of principal and interest at fixed or variable rates for a term of three to five years. Contracts that are purchased by banks for their long-term portfolios, or state and local governmental entities either prohibit withdrawals or permit scheduled book value withdrawals subject to the terms of the underlying indenture or agreement. GICs purchased by asset management firms for their short-term portfolios either prohibit withdrawals or permit withdrawals with notice ranging from 90 to 270 days. In pricing GICs, the Company analyzes cash flow information and prices accordingly so that it is compensated for possible withdrawals prior to maturity.

NET REALIZED INVESTMENT LOSSES totaled $17.4 million in 1997, $13.4 million in 1996 and $4.4 million in 1995. Net realized investment losses include impairment writedowns of $20.4 million in 1997, $16.0 million in 1996 and $4.8 million in 1995. Therefore, net gains from sales of investments totaled $3.0 million in 1997, $2.6 million in 1996 and $0.4 million in 1995.

The Company sold invested assets, principally bonds and notes, aggregating $2.19 billion, $1.28 billion and $1.15 billion in 1997, 1996 and 1995, respectively. Sales of investments result from the active management of the Company's investment portfolio. Because sales of investments are made in both rising and falling interest rate environments, net gains from sales of investments fluctuate from period to period, and represent 0.11%, 0.12% and 0.02% of average invested assets for 1997, 1996 and 1995, respectively. Active portfolio management involves the ongoing evaluation of asset sectors, individual securities within the investment portfolio and the reallocation of investments from sectors that are perceived to be relatively overvalued to sectors that are perceived to be relatively undervalued. The intent of the Company's active portfolio management is to maximize total returns on the investment portfolio, taking into account credit and interest-rate risk.

Impairment writedowns reflect $15.7 million and $15.2 million of provisions applied to non-income producing land owned in Arizona in 1997 and 1996, respectively. The statutory carrying value of this land had been guaranteed by the Company's ultimate Parent, SunAmerica Inc. ("SunAmerica"). SunAmerica made capital contributions of $28.4 million and $27.4 million on December 31, 1996 and 1995, respectively, to the Company through the Company's direct parent in exchange for the termination of its guaranty with respect to this land. Accordingly, the Company reduced the carrying value of this land to estimated fair value to reflect the full termination of the guaranty. Impairment writedowns in 1995 include $3.8 million of additional provisions applied to defaulted bonds. Impairment writedowns represent 0.77%, 0.73% and 0.28% of average invested assets for 1997, 1996 and 1995, respectively. For the five years ended September 30, 1997, impairment writedowns as a percentage of average invested assets have ranged from 0.28% to 2.20% and have averaged 1.16%. Such writedowns are based upon estimates of the net realizable value of the applicable assets. Actual realization will be dependent upon future events.

VARIABLE ANNUITY FEES are based on the market value of assets in separate accounts supporting variable annuity contracts. Such fees totaled $139.5 million in 1997, $104.0 million in 1996 and $84.2 million in 1995. These increased fees reflect growth in average variable annuity assets, principally due to the receipt of variable annuity premiums, increased market values and net exchanges into the separate accounts from the fixed accounts of variable annuity contracts, partially offset by surrenders. Variable annuity assets averaged $7.55 billion during 1997, $5.70 billion during 1996 and $4.65 billion during 1995. Variable annuity premiums, which exclude premiums allocated to the fixed accounts of variable annuity products, totaled $1.27 billion in 1997, $919.8 million in 1996 and $577.2 million in 1995. Sales of variable annuity products (which include premiums allocated to the fixed accounts) ("Variable Annuity Product Sales") amounted to $2.37 billion, $1.66 billion and $861.0 million in 1997, 1996 and 1995, respectively. Increases in Variable Annuity Product Sales are due, in part, to market share gains through enhanced distribution efforts and growing consumer demand for flexible retirement savings products that offer a variety of equity, fixed income and guaranteed fixed account investment choices. The Company has encountered increased competition in the variable annuity marketplace during recent years and anticipates that the market will remain highly competitive for the foreseeable future. Also, from time to time, Federal initiatives are proposed which could affect the taxation of variable annuities and annuities generally (See "Regulation").

NET RETAINED COMMISSIONS are primarily derived from commissions on the sales of nonproprietary investment products by the Company's broker-dealer subsidiary, after deducting the substantial portion of such commissions that is passed on to registered representatives. Net retained commissions totaled $39.1 million in 1997, $31.5 million in 1996 and $24.1 million in 1995. Broker-dealer sales (mainly sales of general securities, mutual funds and annuities) totaled $11.56 billion in 1997, $8.75 billion in 1996 and $5.67 billion in 1995. The increases in sales and net retained commissions reflect a greater number of registered representatives, due to the Company's ongoing recruitment of representatives and to the transfer of representatives from an affiliated broker-dealer, higher average production per representative and generally favorable market conditions. Increases in net retained commissions may not be proportionate to increases in sales primarily due to differences in sales mix.

SURRENDER CHARGES on fixed and variable annuities totaled $5.5 million in 1997, compared with $5.2 million in 1996 and $5.9 million in 1995. Surrender charges generally are assessed on annuity withdrawals at declining rates during the first seven years of an annuity contract. Withdrawal payments, which include surrenders and lump-sum annuity benefits, totaled $1.06 billion in 1997, compared with $898.0 million in 1996 and $908.9 million in 1995. These payments represent 11.22%, 12.44% and 15.06%, respectively, of average fixed and variable annuity reserves. Withdrawals include variable annuity withdrawals from the separate accounts totaling $822.0 million in 1997, $634.1 million in 1996 and $632.1 million in 1995. Management anticipates that withdrawal rates will remain relatively stable for the foreseeable future.

ASSET MANAGEMENT FEES, which include investment advisory fees and 12b-1 distribution fees, are based on the market value of assets managed in mutual funds by SunAmerica Asset Management Corp. Such fees totaled $25.8 million on average assets managed of $2.34 billion in 1997, $25.4 million on average assets managed of $2.14 billion in 1996 and $26.9 million on average assets managed of $2.07 billion in 1995. Asset management fees are not proportionate to average assets managed, principally due to changes in product mix. Sales of mutual funds, excluding sales of money market accounts, amounted to $454.8 million in 1997, compared with $223.4 million in 1996 and $140.2 million in 1995. Redemptions of mutual funds, excluding redemptions of money market accounts, amounted to $412.8 million in 1997, $379.9 million in 1996 and $426.5 million in 1995. The significant increases in sales during 1997 principally resulted from the introduction in November 1996 of the Company's "Style Select Series" product. Higher mutual fund sales and lower redemptions in 1996 both reflect enhanced marketing efforts and the favorable performance records of certain of the Company's mutual funds, and heightened consumer demand for equity investments generally.

GENERAL AND ADMINISTRATIVE EXPENSES totaled $98.8 million in 1997, compared with $81.6 million in 1996 and $65.3 million in 1995. General and administrative expenses in 1997 include a $6.2 million provision for estimated programming costs associated with the year 2000. Management believes that this provision is adequate and does not anticipate any material future expenses associated with this project. General and administrative expenses remain closely controlled through a company-wide cost containment program and continue to represent less than 1% of average total assets.

AMORTIZATION OF DEFERRED ACQUISITION COSTS totaled $66.9 million in 1997, compared with $57.5 million in 1996 and $58.7 million in 1995. The increase in amortization during 1997 was primarily due to additional fixed and variable annuity sales and the subsequent amortization of related deferred commissions and other direct selling costs. The decline in amortization for 1996 is due to lower redemptions of mutual funds from the rate experienced in 1995, partially offset by additional fixed and variable annuity and mutual fund sales in recent years and the subsequent amortization of related deferred commissions and other acquisition costs.

ANNUAL COMMISSIONS represent renewal commissions paid quarterly in arrears to maintain the persistency of certain of the Company's variable annuity contracts. Substantially all of the Company's currently available variable annuity products allow for an annual commission payment option in return for a lower immediate commission. Annual commissions totaled $9.0 million in 1997, $4.6 million in 1996 and $2.7 million in 1995. The increase in annual commissions since 1995 reflects increased sales of annuities that offer this commission option. The Company estimates that approximately 45% of the average balances of its variable annuity products is currently subject to such annual commissions. Based on current sales, this percentage is expected to increase in future periods.

INCOME TAX EXPENSE totaled $31.2 million in 1997, compared with $24.3 million in 1996 and $25.7 million in 1995, representing effective tax rates of 33% in 1997, 35% in 1996 and 40% in 1995. The higher effective tax rate in 1995 was due to a prior year tax settlement. Without such payment, the effective tax rate would have been 33%.

FINANCIAL CONDITION AND LIQUIDITY AT SEPTEMBER 30, 1997

SHAREHOLDER'S EQUITY increased 18.5% to $575.2 million at September 30, 1997 from $485.3 million at September 30, 1996, primarily due to $63.1 million of net income recorded in 1997 and $18.4 million of net unrealized gains on debt and equity securities available for sale (credited directly to shareholder's equity), versus $5.5 million of net unrealized losses on such securities recorded at September 30, 1996. In addition, the Company received a contribution of capital of $28.4 million in December 1996 and paid a dividend of $25.5 million in April 1997.

INVESTED ASSETS at year end totaled $2.61 billion in 1997, compared with $2.33 billion at year-end 1996. This 12.0% increase primarily resulted from sales of fixed annuities and the $44.7 million net unrealized gain recorded on debt and equity securities available for sale at September 30, 1997, versus the $12.7 million net unrealized loss recorded on such securities at September 30, 1996.

The Company manages most of its invested assets internally. The Company's general investment philosophy is to hold fixed-rate assets for long-term investment. Thus, it does not have a trading portfolio. However, the Company has determined that all of its portfolio of bonds, notes and redeemable preferred stocks (the "Bond Portfolio") is available to be sold in response to changes in market interest rates, changes in relative value of asset sectors and individual securities, changes in prepayment risk, changes in the credit quality outlook for certain securities, the Company's need for liquidity and other similar factors.

THE BOND PORTFOLIO, which comprises 76% of the Company's total investment portfolio (at amortized cost), had an aggregate fair value that exceeded its amortized cost by $43.7 million at September 30, 1997. At September 30, 1996, the amortized cost exceeded the fair value of the Bond Portfolio by $13.8 million. The net unrealized gains on the Bond Portfolio since September 30, 1996 principally reflect the lower prevailing interest rates at September 30, 1997 and the corresponding effect on the fair value of the Bond Portfolio.

At September 30, 1997, the Bond Portfolio (at amortized cost, excluding $6.1 million of redeemable preferred stocks) included $1.82 billion of bonds rated by Standard & Poor's Corporation ("S&P"), Moody's Investors Service ("Moody's"), Duff & Phelps Credit Rating Co. ("DCR"), Fitch Investors Service, L.P. ("Fitch") or the National Association of Insurance Commissioners ("NAIC"), and $124.4 million of bonds rated by the Company pursuant to statutory ratings guidelines established by the NAIC. At September 30, 1997, approximately $1.72 billion of the Bond Portfolio was investment grade, including $650.3 million of U.S. government/agency securities and mortgage-backed securities ("MBSs").

At September 30, 1997, the Bond Portfolio included $216.9 million (at amortized cost with a fair value of $227.2 million) of bonds that were not investment grade. Based on their September 30, 1997 amortized cost, these non-investment-grade bonds accounted for 1.7% of the Company's total assets and 8.5% of its invested assets.

Non-investment-grade securities generally provide higher yields and involve greater risks than investment-grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment-grade issuers. In addition, the trading market for these securities is usually more limited than for investment-grade securities. The Company had no material concentrations of non-investment-grade securities at September 30, 1997. The following table summarizes the Company's rated bonds by rating classification as of September 30, 1997.

                      RATED BONDS BY RATING CLASSIFICATION
                             (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                         ISSUES NOT RATED BY S&P/MOODY'S/           TOTAL
                  ISSUES RATED BY S&P/MOODY'S/DCR/FITCH                    DCR/FITCH, BY NAIC CATEGORY      ----------------------
    ------------------------------------------------------------------   --------------------------------                 PERCENT
                 S&P/(MOODY'S)/                             ESTIMATED      NAIC                 ESTIMATED                   OF
                   [DCR]/FITCH                 AMORTIZED       FAIR      CATEGORY   AMORTIZED     FAIR      AMORTIZED    INVESTED
                  CATEGORY (1)                    COST        VALUE        (2)        COST        VALUE        COST      ASSETS(3)
    -----------------------------------------  ----------   ----------   --------   ---------   ---------   ----------   ---------
    AAA+ to A-
      (AAA to A3)
      [AAA to A-]
      [AAA to A-]............................  $  935,866   $  953,440      1       $142,548    $143,940    $1,078,414     42.07%
    BBB+ to BBB-
      (Baa1 to Baa3)
      [BBB+ to BBB-]
      [BBB+ to BBB-].........................     494,521      504,442      2        146,548     150,521       641,069     25.01
    BBB+ to BB-
      (Ba1 to Ba3)
      [BB+ to BB-]
      [BB+ to BB-]...........................      13,080       14,597      3         13,811      13,917        26,891      1.05
    B+ to B-
      (B1 to B3)
      [B+ to B-]
      [B+ to B-].............................     163,603      170,960      4         25,777      27,089       189,380      7.39
    CCC+ to C
      (Caa to C)
      [CCC]
      [CCC+ to C-]...........................           0            0      5              0           0             0      0.00
    C1 to D
      [DD]
      [D]....................................           0            0      6            606         606           606      0.02
                                               ----------   ----------              --------    --------    ----------
            TOTAL RATED ISSUES...............  $1,607,070   $1,643,439              $329,290    $336,073    $1,936,360
                                               ==========   ==========              ========    ========    ==========

                  ISSUES RATED BY S&P/MOODY'S
    -----------------------------------------
                 S&P/(MOODY'S)/                ESTIMATED
                   [DCR]/FITCH                    FAIR
                  CATEGORY (1)                   VALUE
    -----------------------------------------  ----------
    AAA+ to A-
      (AAA to A3)
      [AAA to A-]
      [AAA to A-]............................  $1,097,380
    BBB+ to BBB-
      (Baa1 to Baa3)
      [BBB+ to BBB-]
      [BBB+ to BBB-].........................     654,963
    BBB+ to BB-
      (Ba1 to Ba3)
      [BB+ to BB-]
      [BB+ to BB-]...........................      28,514
    B+ to B-
      (B1 to B3)
      [B+ to B-]
      [B+ to B-].............................     198,049
    CCC+ to C
      (Caa to C)
      [CCC]
      [CCC+ to C-]...........................           0
    C1 to D
      [DD]
      [D]....................................         606
                                               ----------
            TOTAL RATED ISSUES...............  $1,979,512
                                               ==========

--------------------------------------------------------------------------------
(1) S&P and Fitch rate debt securities in rating categories ranging from AAA (the highest) to D (in payment default). A plus (+) or minus (-) indicates the debt's relative standing within the rating category. A security rated BBB- or higher is considered investment grade. Moody's rates debt securities in rating categories ranging from Aaa (the highest) to C (extremely poor prospects of ever attaining any real investment standing). The number 1, 2 or 3 (with 1 the highest and 3 the lowest) indicates the debt's relative standing within the rating category. A security rated Baa3 or higher is considered investment grade. DCR rates debt securities in rating categories ranging from AAA (the highest) to DD (in payment default). A plus (+) or minus (-) indicates the debt's relative standing within the rating category. A security rated BBB- or higher is considered investment grade. Issues are categorized based on the highest of the S&P, Moody's, D&P and Fitch ratings if rated by multiple agencies.

(2) Bonds and short-term promissory instruments are divided into six quality categories for NAIC rating purposes, ranging from 1 (highest) to 5 (lowest) for nondefaulted bonds plus one category, 6, for bonds in or near default. These six categories correspond with the S&P/Moody's/DCR/Fitch rating groups listed above, with categories 1 and 2 considered investment grade. The NAIC categories include $124.4 million (at amortized cost) of assets that were rated by the Company pursuant to applicable NAIC rating guidelines.

(3) At amortized cost.

SENIOR SECURED LOANS ("Secured Loans") are included in the Bond Portfolio and their amortized cost aggregated $329.3 million at September 30, 1997. Secured Loans are senior to subordinated debt and equity, and are secured by assets of the issuer. At September 30, 1997, Secured Loans consisted of loans to 80 borrowers spanning 28 industries, with 17% of these assets (at amortized cost) concentrated in financial institutions. No other industry concentration constituted more than 10% of these assets.

While the trading market for the Company's privately traded Secured Loans is more limited than for publicly traded issues, management believes that participation in these transactions has enabled the Company to improve its investment yield. As a result of restrictive financial covenants, these Secured Loans involve greater risk of technical default than do publicly traded investment-grade securities. However, management believes that the risk of loss upon default for these Secured Loans is mitigated by such financial covenants and the collateral values underlying the Secured Loans. The Company's Secured Loans are rated by S&P, Moody's, DCR, Fitch, the NAIC or by the Company, pursuant to comparable statutory ratings guidelines established by the NAIC.

MORTGAGE LOANS aggregated $339.5 million at September 30, 1997 and consisted of 73 commercial first mortgage loans with an average loan balance of approximately $4.7 million, collateralized by properties located in 21 states. Approximately 23% of this portfolio was multifamily residential, 18% was office, 14% was manufactured housing, 13% was hotels, 11% was retail, 11% was industrial and 10% was other types. At September 30, 1997, approximately 13% and 12% of this portfolio was secured by properties located in New York and California, respectively, and no more than 10% of this portfolio was secured by properties located in any other single state. At September 30, 1997, there were four mortgage loans with outstanding balances of $10 million or more, which loans collectively aggregated approximately 17% of this portfolio. At the time of their origination or purchase by the Company, virtually all mortgage loans had loan-to-value ratios of 75% or less. At September 30, 1997, approximately 23% of the mortgage loan portfolio consisted of loans with balloon payments due before October 1, 2000. During 1997, 1996 and 1995, loans delinquent by more than 90 days, foreclosed loans and restructured loans have not been significant in relation to the total mortgage loan portfolio.

At September 30, 1997, approximately 18% of the mortgage loans were seasoned loans underwritten to the Company's standards and purchased at or near par from other financial institutions. Such loans generally have higher average interest rates than loans that could be originated today. The balance of the mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multifamily residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to its emphasis on multifamily loans and its strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

OTHER INVESTED ASSETS aggregated $143.7 million at September 30, 1997, including $46.9 million of investments in limited partnerships, $70.9 million of separate account investments and an aggregate of $25.9 million of miscellaneous investments, including policy loans, residuals and leveraged leases. The Company's limited partnership interests, accounted for by using the cost method of accounting, are invested primarily in a combination of debt and equity securities.

ASSET-LIABILITY MATCHING is utilized by the Company to minimize the risks of interest rate fluctuations and disintermediation. The Company believes that its fixed-rate liabilities should be backed by a portfolio principally composed of fixed-rate investments that generate predictable rates of return. The Company does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rate environment, the slope of the yield curve, the spread at which fixed-rate investments are priced over the yield curve, and general economic conditions. Its portfolio strategy is constructed with a view to achieve adequate risk-adjusted returns consistent with its investment objectives of effective asset-liability matching, liquidity and safety. The Company's fixed-rate products incorporate surrender charges or other restrictions in order to encourage persistency. Approximately 77% of the Company's fixed annuity and GIC reserves had surrender penalties or other restrictions at September 30, 1997.

As part of its asset-liability matching discipline, the Company conducts detailed computer simulations that model its fixed-rate assets and liabilities under commonly used stress-test interest rate scenarios. With the results of these computer simulations, the Company can measure the potential gain or loss in fair value of its interest-rate sensitive instruments and seek to protect its economic value and achieve a predictable spread between what it earns on its invested assets and what it pays on its liabilities by designing its fixed-rate products and conducting its investment operations to closely match the duration of the fixed-rate assets to that of its fixed-rate liabilities. The Company's fixed-rate assets include: cash and short-term investments; bonds, notes and redeemable preferred stocks; mortgage loans; and investments in limited partnerships that invest primarily in fixed-rate securities and are accounted for by using the cost method. At September 30, 1997, these assets had an aggregate fair value of $2.48 billion with a duration of 3.4. The Company's fixed-rate liabilities include fixed annuities and GICs. At September 30, 1997, these liabilities had an aggregate fair value (determined by discounting future contractual cash flows by related market rates of interest) of $2.32 billion with a duration of 1.3. The Company's potential exposure due to a relative 10% increase in interest rates prevalent at September 30, 1997 is a loss of approximately $31.2 million in fair value of its fixed-rate assets that is not offset by an increase in the fair value of its fixed-rate liabilities. Because the Company actively manages its assets and liabilities and has strategies in place to minimize its exposure to loss as interest rate changes occur, it expects that actual losses would be less than the estimated potential loss.

Duration is a common option-adjusted measure for the price sensitivity of a fixed-maturity portfolio to changes in interest rates. It measures the approximate percentage change in the market value of a portfolio if interest rates change by 100 basis points, recognizing the changes in cash flows resulting from embedded options such as policy surrenders, investment prepayments and bond calls. It also incorporates the assumption that the Company will continue to utilize its existing strategies of pricing its fixed annuity and GIC products, allocating its available cash flow amongst its various investment portfolio sectors and maintaining sufficient levels of liquidity. Because the calculation of duration involves estimation and incorporates assumptions, potential changes in portfolio value indicated by the portfolio's duration will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material.

As a component of its asset and liability management strategy, the Company utilizes interest rate swap agreements ("Swap Agreements") to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company typically utilizes Swap Agreements to create a hedge that effectively converts floating-rate assets and liabilities into fixed-rate instruments. At September 30, 1997, the Company had one outstanding Swap Agreement with a notional principal amount of $15.9 million. This agreement matures in December 2024.

The Company also seeks to provide liquidity from time to time by using reverse repurchase agreements ("Reverse Repos") and by investing in MBSs. It also seeks to enhance its spread income by using Reverse Repos. Reverse Repos involve a sale of securities and an agreement to repurchase the same securities at a later date at an agreed upon price and are generally over-collateralized. MBSs are generally investment-grade securities collateralized by large pools of mortgage loans. MBSs generally pay principal and interest monthly. The amount of principal and interest payments may fluctuate as a result of prepayments of the underlying mortgage loans.

There are risks associated with some of the techniques the Company uses to provide liquidity, enhance its spread income and match its assets and liabilities. The primary risk associated with the Company's Reverse Repos and Swap Agreements is counterparty risk. The Company believes, however, that the counterparties to its Reverse Repos and Swap Agreements are financially responsible and that the counterparty risk associated with those transactions is minimal. It is the Company's policy that these agreements are entered into with counterparties who have a debt rating of A/A2 or better from both S&P and Moody's. The Company continually monitors its credit exposure with respect to these agreements. In addition to counterparty risk, Swap Agreements also have interest rate risk. However, the Company's Swap Agreements typically hedge variable-rate assets or liabilities, and interest rate fluctuations that adversely affect the net cash received or paid under the terms of a Swap Agreement would be offset by increased interest income earned on the variable-rate assets or reduced interest expense paid on the variable-rate liabilities. The primary risk associated with MBSs is that a changing interest rate environment might cause prepayment of the underlying obligations at speeds slower or faster than anticipated at the time of their purchase. As part of its decision to purchase an MBS, the Company assesses the risk of prepayment by analyzing the security's projected performance over an array of interest-rate scenarios. Once an MBS is purchased, the Company monitors its actual prepayment experience monthly to reassess the relative attractiveness of the security with the intent to maximize total return.

INVESTED ASSETS EVALUATION is routinely conducted by the Company. Management identifies monthly those investments that require additional monitoring and carefully reviews the carrying values of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews for bonds, management principally considers the adequacy of any collateral, compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded bonds, management also considers market value quotations, if available. For mortgage loans, management generally considers information concerning the mortgaged property and, among other things, factors impacting the current and expected payment status of the loan and, if available, the current fair value of the underlying collateral. For investments in partnerships, management reviews the financial statements and other information provided by the general partners.

The carrying values of investments that are determined to have declines in value that are other than temporary are reduced to net realizable value and, in the case of bonds, no further accruals of interest are made. The provisions for impairment on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate, on the disposition and settlement of mortgage loans and on mortgage loans that management believes may not be collectible in full. Accrual of interest is suspended when principal and interest payments on mortgage loans are past due more than 90 days.

DEFAULTED INVESTMENTS, comprising all investments that are in default as to the payment of principal or interest, totaled $1.4 million at September 30, 1997 (at amortized cost after impairment writedowns, with a fair value of $1.4 million), including $0.5 million of bonds and notes and $0.9 million of mortgage loans. At September 30, 1997, defaulted investments constituted 0.1% of total invested assets. At September 30, 1996, defaulted investments totaled $3.1 million, including $1.6 million of bonds and notes and $1.5 million of mortgage loans, and constituted 0.1% of total invested assets.

SOURCES OF LIQUIDITY are readily available to the Company in the form of the Company's existing portfolio of cash and short-term investments, Reverse Repo capacity on invested assets and, if required, proceeds from invested asset sales. At September 30, 1997, approximately $1.80 billion of the Company's Bond Portfolio had an aggregate unrealized gain of $46.5 million, while approximately $139.8 million of the Bond Portfolio had an aggregate unrealized loss of $2.7 million. In addition, the Company's investment portfolio currently provides approximately $22.5 million of monthly cash flow from scheduled principal and interest payments. Historically, cash flows from operations and from the sale of the Company's annuity and GIC products have been more than sufficient in amount to satisfy the Company's liquidity needs.

Management is aware that prevailing market interest rates may shift significantly and has strategies in place to manage either an increase or decrease in prevailing rates. In a rising interest rate environment, the Company's average cost of funds would increase over time as it prices its new and renewing annuities and GICs to maintain a generally competitive market rate. Management would seek to place new funds in investments that were matched in duration to, and higher yielding than, the liabilities assumed. The Company believes that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments or Reverse Repos on the Company's substantial MBS segment of the Bond Portfolio, thereby avoiding the sale of fixed-rate assets in an unfavorable bond market.

In a declining rate environment, the Company's cost of funds would decrease over time, reflecting lower interest crediting rates on its fixed annuities and GICs. Should increased liquidity be required for withdrawals,the Company believes that a significant portion of its investments could be sold without adverse consequences in light of the general strengthening that would be expected in the bond market.

The Company relies significantly on computer systems and applications in its daily operations. Many of these systems and applications are not presently year 2000 compliant. The Company's business, financial condition and results of operations could be materially and adversely affected by the failure of the Company's systems and applications (and those operated by third parties interfacing with the Company's systems and applications) to properly operate or manage dates beyond the year 1999. The Company has a coordinated plan to repair or replace these noncompliant systems and to obtain similar assurances from third parties interfacing with the Company's systems and applications. In Fiscal year 1997, the Company recorded a $6.2 million provision for estimated programming costs to make necessary repairs of certain specific noncompliant systems. Management also expects to make expenditures totaling $5.0 million to replace certain other specific noncompliant systems, which expenditures will be capitalized as software costs and amortized over future periods. Both phases of the project are currently proceeding in accordance with the plan and management expects them to be substantially completed by the end of 1998. Testing of both the repaired and replacement systems will be conducted during calendar 1999.

RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 1998

NET INCOME totaled $100.3 million for the first nine months of 1998, compared with $34.7 million for the first nine months of 1997.

PRETAX INCOME totaled $155.1 million in the first nine months of 1998, compared with $52.7 million in the first nine months of 1997. The significant improvement in the current period over the prior period primarily resulted from increased fee income and net realized investment gains.

NET INVESTMENT INCOME increased to $62.8 million in the first nine months of 1998 from $50.4 million in the first nine months of 1997. These amounts equal 3.29% on average invested assets (computed on a daily basis) of $2.55 billion in the first nine months of 1998 and 2.52% on average invested assets of $2.66 billion in the first nine months of 1997.

The excess of average invested assets over average interest-bearing liabilities amounted to $109.1 million in the first nine months of 1998 and $131.2 million in the first nine months of 1997. The Spread Difference was 3.06% in the first nine months of 1998 and 2.25% in the first nine months of 1997.

Investment income (and the related yields on average invested assets) totaled $162.2 million (8.49%) in the first nine months of 1998 and $153.7 million (7.70%) in the first nine months of 1997. Investment income and the related yield in the first nine months of 1998 primarily reflect the higher returns realized in the first quarter of 1998 on the Company's investments in limited partnerships.

Partnership income amounted to $21.4 million (a yield of 197.19% on related average assets of $14.5 million) in the first nine months of 1998, compared with $5.0 million (a yield of 15.32% on related average assets of $43.4 million) in the first nine months of 1997. Partnership income is based primarily upon cash distributions received from limited partnerships, the operations of which the Company does not influence. Consequently, such income is not predictable and there can be no assurance that the Company will realize comparable levels of such income in the future.

Total interest expense equalled $99.4 million in the first nine months of 1998, compared with $103.3 million in the first nine months of 1997. The average rate paid on all interest-bearing liabilities was 5.43% in the first nine months of 1998 and 5.45% in the first nine months of 1997. Interest-bearing liabilities averaged $2.44 billion during the first nine months of 1998 and $2.53 billion during the first nine months of 1997.

The modest decline in average invested assets in the first nine months of 1998, which results from the net effect of increased sales of the Company's fixed rate products and net exchanges from fixed accounts into the separate accounts of variable annuity contracts, reflects a similar modest decline in average interest-bearing liabilities. Fixed annuity premiums (comprised primarily of premiums for the fixed accounts of variable annuities) totaled $1.05 billion in the first nine months of 1998 and $877.9 million in the first nine months of 1997. On an annualized basis, these amounts represent 67% and 65% of fixed annuity reserves at the beginning of the respective periods. A substantial proportion of the fixed premiums received on Polaris annuity contracts were allocated to the one-year fixed fund under an option to dollar cost average into the variable funds. Accordingly, a large portion of these premiums have transferred into the separate accounts, resulting in the modest decline in average interest-bearing liabilities.

GIC premiums totaled $5.6 million in the first nine months of 1998 and $55.0 million in the first nine months of 1997. On an annualized basis, for the first nine months of 1998 and 1997, these amounts represent 3% and 18% of GIC reserves at the beginning of the respective periods.

NET REALIZED INVESTMENT GAINS totaled $25.9 million in the first nine months of 1998, compared with $22.7 million of net losses realized in the first nine months of 1997, and include impairment writedowns of $2.2 million and $20.0 million, respectively. Thus, net gains from sales and redemptions of investments totaled $28.1 million in the first nine months of 1998, compared with net losses of $2.7 million in the first nine months of 1997.

The Company sold or redeemed invested assets, principally bonds and notes, aggregating $1.58 billion in the first nine months of 1998 and $2.19 billion in the first nine months of 1997. Sales of investments result from the active management of the Company's investment portfolio. Because redemptions of investments are generally involuntary and sales of investments are made in both rising and falling interest rate environments, net gains and losses from sales and redemptions of investments fluctuate from period to period, and represent 1.47% and 0.14% of average invested assets on an annualized basis for the first nine months of 1998 and the first nine months of 1997, respectively.

Impairment writedowns in the first nine months of 1997 reflect 15.7 million of provisions applied to non-income producing land owned in Arizona. Impairment writedowns, on an annualized basis, represent 0.11% and 1.00% of average invested assets for the first nine months of 1998 and the first nine months of 1997, respectively. For the 19 fiscal quarters beginning October 1, 1993, impairment writedowns as a percentage of average invested assets have ranged up to 3.64% and have averaged 0.80%.

VARIABLE ANNUITY FEES totaled $145.5 million in the first nine months of 1998, compared with $98.2 million in the first nine months of 1997. These increased fees reflect growth in average variable annuity assets, due to increased market values, the receipt of variable annuity premiums and net exchanges into the separate accounts from the fixed accounts of variable annuity contracts, partially offset by surrenders. On an annualized basis, variable annuity fees represent 2% of average variable annuity assets for the first nine months of 1998 and 1997. Variable annuity assets averaged $10.38 billion in the first nine moths of 1998, compared with $7.11 billion in the first nine months of 1997.

Variable annuity premiums, which exclude premiums allocated to the fixed accounts of variable annuity products, have aggregated $1.76 billion since June 30, 1997. Variable annuity premiums increased to $1.35 billion in the first nine months of 1998, compared with $859.6 million in the first nine months of 1997. On an annualized basis, these amounts represent 19% and 18% of variable annuity reserves at the beginning of the respective periods.

Variable Annuity Product Sales amounted to $2.40 billion and $1.74 billion in the first nine months of 1998 and 1997, respectively, and primarily reflect sales of the Company's flagship variable annuity, Polaris. Polaris is a multi-manager variable annuity that offers investors a choice of 26 variable funds and 7 guaranteed fixed-rate funds. Increases in Variable Annuity Product Sales are due, in part, to market share gains through enhanced distribution efforts and growing consumer demand for flexible retirement savings products that offer a variety of equity, fixed income and guaranteed fixed account investment choices.

NET RETAINED COMMISSIONS totaled $35.8 million in the first nine months of 1998 and $27.9 million in the first nine months of 1997. Broker-dealer sales totaled $11.19 billion in the first nine months of 1998 and $7.69 billion in the first nine months of 1997. The increases in sales and net retained commissions reflect a greater number of registered representatives, higher average production per representative and generally favorable market conditions.

SURRENDER CHARGES on fixed and variable annuities totaled $5.3 million in the first nine months of 1998, compared with $3.8 million in the first nine months of 1997. Withdrawal payments totaled $878.4 million in the first nine months of 1998 and $778.2 million in the first nine months of 1997 and, annualized, represent 9.5% and 11.5%, respectively, of average fixed and variable annuity reserves. Withdrawals include variable annuity withdrawals from the separate accounts totaling $726.4 million (9.4% of average variable annuity reserves) and $589.3 million (11.1% of average variable annuity reserves) in the first nine months of 1998 and 1997, respectively. Approximately 77% of the Company's fixed annuity and GIC reserves had surrender penalties or other restrictions at June 30, 1998. Management anticipates that withdrawal rates will remain relatively stable for the foreseeable future.

ASSET MANAGEMENT FEES totaled $21.8 million on average assets managed of $2.83 billion in the first nine months of 1998, compared with $18.9 million on average assets managed of $2.27 billion in the first nine months of 1997. Sales of mutual funds, excluding sales of money market accounts, have aggregated $759.4 million since June 30, 1997. Mutual fund sales totaled $601.3 million in the first nine months of 1998, more than double the $296.7 million in the first nine months of 1997. The significant increases in sales during the first nine months of 1998 principally resulted from the sales of the Company's "Style Select Series" product, and the introduction in June 1998 of the "Dogs" of Wall Street fund and the Style Select Focus Fund. The "Style Select Series" is a group of mutual funds which are each managed by three industry recognized fund managers. The "Dogs" of Wall Street fund contains 30 large capitalization value stocks which are selected by strict criteria. The Style Select Focus Fund also limits itself to 30 large capitalization stocks but primarily holds growth stocks. Sales of these products totaled $425.8 million and $161.1 million for the first nine months of 1998 and 1997, respectively, reflecting the addition of five new Style Select funds, which more than doubled the number of Style Select funds to nine, and generally favorable market conditions. Redemptions of mutual funds, excluding redemptions of money market accounts, amounted to $313.3 million in the first nine months of 1998 and $316.3 million in the first nine months of 1997.

GENERAL AND ADMINISTRATIVE EXPENSES totaled $71.6 million in the first nine months of 1998 and $71.7 million in the first nine months of 1997. General and administrative expenses remain closely controlled through a company-wide cost containment program and continue to represent less than 1% of average total assets.

AMORTIZATION OF DEFERRED ACQUISITION COSTS totaled $60.5 million in the first nine months of 1998, compared with $48.8 million in the first nine months of 1997. The increase in amortization was primarily due to additional fixed and variable annuity and mutual fund sales and the subsequent amortization of related deferred commissions and other direct selling costs.

ANNUAL COMMISSIONS totaled $12.7 million in the first nine months of 1998 and $5.9 million in the first nine months of 1997. The increase in annual commissions reflects increased sales of annuities that offer this commission option. The Company estimates that approximately 50% of the average balances of its variable annuity products is currently subject to such annual commissions. Based on current sales, this percentage is expected to increase in future periods.

INCOME TAX EXPENSE totaled $54.8 million in the first nine months of 1998, compared with $18.0 million in the first nine months of 1997, representing effective tax rates of 35% and 34%, respectively.

FINANCIAL CONDITION AND LIQUIDITY AT JUNE 30, 1998

SHAREHOLDER'S EQUITY increased 42.7% to $820.9 million at June 30, 1998 from $575.2 million at September 30, 1997, primarily due to the $200.4 million capital contribution received by the Company in June 1998 and the $100.3 million of net income recorded in the six months of 1998, partially offset by the $51.2 million dividend paid in June 1998. The $200.4 million capital contribution was withdrawn during August 1998.

INVESTED ASSETS at June 30, 1998 totaled $2.77 billion, compared with $2.61 billion at September 30, 1997.

THE BOND PORTFOLIO, which constitutes 77% of the Company's total investment portfolio (at amortized cost), had an aggregate fair value that exceeded its amortized cost by $35.3 million at June 30, 1998, compared with an excess of $43.7 million at September 30, 1997.

At June 30, 1998, the Bond Portfolio (at amortized cost, excluding $6.1 million of redeemable preferred stocks) included $2.01 billion of bonds rated by S&P, Moody's, DCR, Fitch or the NAIC and $100.1 million of bonds rated by the Company pursuant to statutory ratings guidelines established by the NAIC. At June 30, 1998, approximately $1.90 billion of the Bond Portfolio was investment grade, including $792.1 million of U.S. government/agency securities and MBSs.

At June 30, 1998, the Bond Portfolio included $202.0 million (at amortized cost with a fair value of $202.0 million) of bonds that were not investment grade. Based on their June 30, 1998 amortized cost, these non-investment-grade bonds accounted for 1.3% of the Company's total assets and 7.4% of its invested assets. The Company had no material concentrations of non-investment-grade securities at June 30, 1998.

Senior secured loans are included in the Bond Portfolio and their amortized cost aggregated $178.3 million at June 30, 1998. At June 30, 1998, Secured Loans consisted of $83.7 million of publicly traded securities and $94.6 million of privately traded securities. These Secured Loans are composed of loans to 63 borrowers spanning 20 industries, with 36% of these assets (at amortized cost) concentrated in financial institutions. No other industry concentration constituted more than 10% of these assets.

MORTGAGE LOANS aggregated $377.0 million at June 30, 1998 and consisted of 134 commercial first mortgage loans with an average loan balance of approximately $2.8 million, collateralized by properties located in 28 states. Approximately 20% of this portfolio was office, 19% was multifamily residential, 15% was hotel, 13% was manufactured housing, 10% was industrial and 23% was other types. At June 30, 1998, approximately 17% and 16% of this portfolio were secured by properties located in California and New York, respectively, and no more than 8% of this portfolio was secured by properties located in any other single state. At June 30, 1998, there were three mortgage loans with outstanding balances of $10 million or more, which loans collectively aggregated approximately 11% of this portfolio. At June 30, 1998, approximately 28% of the mortgage loan portfolio consisted of loans with balloon payments due before July 1, 2001. During the first nine months of 1998 and 1997, loans delinquent by more than 90 days, foreclosed loans and restructured loans have not been significant in relation to the total mortgage loan portfolio.

At June 30, 1998, approximately 11% of the mortgage loans were seasoned loans underwritten to the Company's standards and purchased at or near par from other financial institutions.

OTHER INVESTED ASSETS aggregated $38.5 million at June 30, 1998, including $12.3 million of investments in limited partnerships and an aggregate of $26.2 million of miscellaneous investments, including policy loans, residuals and leveraged leases. The Company's limited partnership interests, accounted for by using the cost method of accounting, are invested primarily in a combination of debt and equity securities.

At June 30, 1998, the Company's fixed-rate assets had an aggregate fair value of $2.66 billion with a duration of 3.9. At June 30, 1998, the Company's fixed-rate liabilities had an aggregate fair value (determined by discounting future contractual cash flows by related market rates of interest) of $2.41 billion with a duration of 1.1. The Company's potential exposure due to a 10% increase in prevailing interest rates from their June 30, 1998 levels is a loss of $41.8 million in fair value of its fixed-rate assets that is not offset by a decrease in the fair value of its fixed-rate liabilities. Because the Company actively manages its assets and liabilities and has strategies in place to minimize its exposure to loss as interest rate changes occur, it expects that actual losses would be less than the estimated potential loss.

At June 30, 1998, the Company had one outstanding Swap Agreement with a notional principal amount of $21.5 million. This agreement matures in December 2024.

DEFAULTED INVESTMENTS, comprising all investments that are in default as to the payment of principal or interest, totaled $2.4 million at June 30, 1998 (at amortized cost, with a fair value of $2.4 million), including $1.5 million of bonds and notes and $0.9 million of mortgage loans. At June 30, 1998, defaulted investments constituted 0.1% of total invested assets. At September 30, 1997, defaulted investments totaled $1.4 million, including $0.5 million of bonds and notes and $0.9 million of mortgage loans, and constituted 0.1% of total invested assets.

SOURCES OF LIQUIDITY are readily available to the Company in the form of the Company's existing portfolio of cash and short-term investments, Reverse Repo capacity on invested assets and, if required, proceeds from invested asset sales. At June 30, 1998, approximately $1.67 billion of the Company's Bond Portfolio had an aggregate unrealized gain of $44.6 million, while approximately $446.0 million of the Bond Portfolio had an aggregate unrealized loss of $9.3 million. In addition, the Company's investment portfolio currently provides approximately $24.1 million of monthly cash flow from scheduled principal and interest payments.

REGULATION

The Company is subject to regulation and supervision by the insurance regulatory agencies of the states in which it is authorized to transact business. State insurance laws establish supervisory agencies with broad administrative and supervisory powers. Principal among these powers are granting and revoking licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, licensing agents, approving policy forms, regulating certain premium rates, regulating insurance holding company systems, establishing reserve and valuation requirements, prescribing the form and content of required financial statements and reports, performing financial, market conduct and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, defining acceptable accounting principles, regulating the type, valuation and amount of investments permitted, and limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval.

During the last decade, the insurance regulatory framework has been placed under increased scrutiny by various states, the federal government and the National Association of Insurance Commissioners ("NAIC"). Various states have considered or enacted legislation that changes, and in many cases increases, the states' authority to regulate insurance companies. Legislation has been introduced from time to time in Congress that could result in the federal government assuming some role in the regulation of insurance companies or allowing combinations between insurance companies, banks and other entities. In recent years, the NAIC has developed several model laws and regulations designed to reduce the risk of insurance company insolvencies and market conduct violations. These initiatives include investment reserve requirements, risk-based capital ("RBC") standards, codification of insurance accounting principles, new investment standards and restrictions on an insurance company's ability to pay dividends to its stockholders. The NAIC is also currently developing model laws or regulations relating to product design, product reserving standards and illustrations of annuity products. Current proposals are still being debated and the Company is monitoring developments in this area and the effects any changes would have on the Company.

The RBC standards consist of formulas which establish capital requirements relating to insurance, business, assets and interest rate risks, and which help to identify companies which are under-capitalized and require specific regulatory actions in the event an insurer's RBC falls below specified levels. The Company has more than enough statutory capital to meet the NAIC's RBC requirements as of the most recent calendar year-end. Arizona, the Company's domicile state, has adopted these RBC standards, and the Company is in compliance with such laws. Further, for statutory reporting purposes, the annuity reserves of the Company are calculated in accordance with statutory requirements and are adequate under current cash-flow testing models.

SunAmerica Asset Management Corp., a subsidiary of the Company, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. The mutual funds that it markets are subject to regulation under the Investment Company Act of 1940. SunAmerica Asset Management Corp. and the mutual funds are subject to regulation and examination by the SEC. In addition, variable annuities and the related separate accounts of the Company are subject to regulation by the SEC under the Securities Act of 1933 and the Investment Company Act of 1940.

The Company's broker-dealer subsidiary, Royal Alliance Associates, Inc., is subject to regulation and supervision by the states in which it transacts business, as well as by the SEC and the National Association of Securities Dealers ("NASD"). The SEC and the NASD have broad administrative and supervisory powers relative to all aspects of business and may examine the subsidiary's business and accounts at any time.

From time to time, Federal initiatives are proposed that could affect the Company's businesses. Such initiatives include employee benefit plan regulations and tax law changes affecting the taxation of insurance companies and the tax treatment of insurance and other investment products. Proposals made in recent years to limit the tax deferral of annuities or otherwise modify the tax rules related to the treatment of annuities have not been enacted. While certain of such proposals, if implemented, could have an adverse effect on the Company's sales of affected products, and consequently on its results of operations, the Company believes such proposals have a small likelihood of being enacted, because they would discourage retirement savings and there is strong public and industry opposition to them.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The quantitative and qualitative disclosures about market risk are contained in the Asset-Liability Matching section of Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 11 and 12 herein.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and principal officers of Anchor National Life Insurance Company (the "Company") as of June 30, 1998 are listed below, together with information as to their ages, dates of election and principal business occupation during the last five years (if other than their present business occupation).

                                                                           OTHER POSITIONS AND
                                                           YEAR               OTHER BUSINESS
                                      PRESENT             ASSUMED           EXPERIENCE WITHIN
        NAME             AGE        POSITION(S)         POSITION(S)         LAST FIVE YEARS**           FROM-TO
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Eli Broad*               65     Chairman                1986           Cofounded SAI
                                Chief Executive         1994           in 1957
                                Office and President
                                of the Company
                                Chairman, Chief         1976
                                Executive Officer
                                and President of        1986
                                SunAmerica Inc.
                                ("SAI")
----------------------------------------------------------------------------------------------------------------
Jay S. Wintrob*          41     Executive Vice          1991           (Joined SAI in 1987)
                                President of the
                                Company
                                Vice Chairman of SAI
----------------------------------------------------------------------------------------------------------------
Victor E. Akin           33     Senior Vice             1996           Vice President, SLC             1995-1996
                                President
                                of the Company                         Director, Product               1994-1995
                                                                       Development, SLC
                                                                       Manager, Business               1993-1994
                                                                       Development, SLC
                                                                       Actuary, Milliman and           1992-1993
                                                                       Robertson
----------------------------------------------------------------------------------------------------------------
David R. Bechtel         30     VP and Treasurer of     1998           VP, Deutsche Morgan Grenfell    1996-1998
                                the Company                            Associate, UBS Securities
                                VP and Treasurer of                    Associate, Wachtell, Lipton,    1995-1996
                                SAI                                    Rosen & Katz                         1994
                                                                       Associate, Wells Fargo Nikko
                                                                       Inv. Adv.                       1993-1994
                                                                       Associate, Alex Brown & Sons
                                                                                                       1990-1992
----------------------------------------------------------------------------------------------------------------
James R. Belardi*        40     Senior Vice             1992           (Joined SAI in 1986)
                                President of the
                                Company
                                Executive Vice          1995
                                President of SAI
----------------------------------------------------------------------------------------------------------------
Lorin M. Fife*           44     Senior Vice             1994           Vice President and General      1994-1995
                                President, General                     Counsel -- Regulatory
                                Counsel and                            Affairs of SAI
                                Assistant Secretary
                                of
                                the Company                            Vice President and Associate    1989-1994
                                Senior Vice             1995           General Counsel of SAI
                                President, General                     (Joined in 1989)
                                Counsel --
                                Regulatory Affairs
                                of SAI

                                                                           OTHER POSITIONS AND
                                                           YEAR               OTHER BUSINESS
                                      PRESENT             ASSUMED           EXPERIENCE WITHIN
        NAME             AGE        POSITION(S)         POSITION(S)         LAST FIVE YEARS**           FROM-TO
----------------------------------------------------------------------------------------------------------------
N. Scott Gillis          45     Senior Vice             1994           Vice President and              1989-1994
                                President and                          Controller, SunAmerica Life
                                Controller of the                      Companies ("SLC") (Joined
                                Company                                SAI in
                                Vice President of       1997           1985
                                SAI
----------------------------------------------------------------------------------------------------------------
Jana Waring Greer*       45     Senior Vice             1991           (Joined SAI in 1974)
                                President of the
                                Company and SAI
----------------------------------------------------------------------------------------------------------------
Susan L. Harris*         41     Senior Vice             1994           Vice President, General         1994-1995
                                President and                          Counsel -- Corporate Affairs
                                Secretary of the                       and Secretary of SAI
                                Company
                                Senior Vice             1995           Vice President, Associate       1989-1994
                                President, General                     General Counsel and
                                Counsel -- Corporate                   Secretary of SAI (Joined
                                Affairs and                            SAI in 1985)
                                Secretary of SAI
----------------------------------------------------------------------------------------------------------------
Peter McMillan, III*     40     Executive Vice          1994           Senior Vice President,          1989-1994
                                President and Chief                    SunAmerica Investments, Inc.
                                Investment Officer                     (DE)
                                of SunAmerica
                                Investments, Inc.
----------------------------------------------------------------------------------------------------------------
Edwin R. Reoliquio       40     Senior Vice             1995           Vice President and Actuary,     1990-1995
                                President and Chief                    SLC
                                Actuary of the
                                Company
----------------------------------------------------------------------------------------------------------------
Scott H. Richland        36     Vice President of       1994           Vice President and Treasurer    1995-1997
                                the
                                Company                 1995           of SAI
                                Senior Vice             1997           Vice President and Assistant    1994-1995
                                President of SAI                       Treasurer
                                                                       Vice President and Assistant    1994-1995
                                                                       Treasurer of SAI
                                                                       Assistant Treasurer of SAI      1993-1994
                                                                       (Joined SAI in 1990)
----------------------------------------------------------------------------------------------------------------
Scott L. Robinson*       52     Senior Vice             1991           (Joined SAI in 1978)
                                President of the
                                Company
                                Senior Vice
                                President and
                                Controller of SAI
----------------------------------------------------------------------------------------------------------------
James Rowan*             35     Senior Vice             1996           Vice President (Joined SAI      1993-1995
                                President of the                       in 1985)
                                Company
                                Senior Vice             1995
                                President of SAI
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

*  Also serves as a director

** Unless otherwise indicated, officers and positions are with SunAmerica Inc.

EXECUTIVE COMPENSATION

All of the executive officers of the Company also serve as employees of SunAmerica Inc. or its affiliates and receive no compensation directly from the Company. Some of the officers also serve as officers of other companies affiliated with the Company. Allocations have been made as to each individual's time devoted to his or her duties as an executive officer of the Company.

The following table shows the cash compensation paid or earned, based on these allocations, to the chief executive officer and top four executive officers of the Company whose allocated compensation exceeds $100,000 and to all executive officers of the Company as a group for services rendered in all capacities to the Company during 1997:

            NAME OF INDIVIDUAL OR                              CAPACITIES IN                  ALLOCATED CASH
               NUMBER IN GROUP                                 WHICH SERVED                    COMPENSATION
            ---------------------                              -------------                  --------------
Eli Broad                                      Chairman, Chief Executive Officer and            $1,438,587
                                               President
Joseph M. Tumbler*                             Executive Vice President                            835,680
Jay S. Wintrob                                 Executive Vice President                            837,376
James R. Belardi                               Senior Vice President                               357,144
Jana Waring Greer                              Senior Vice President                               630,854
All Executive Officers as a Group (14)                                                          $5,769,122
                                                                                                ==========

---------------
* Resigned 12/30/97

Directors of the Company who are also employees of SunAmerica Inc. or its affiliates receive no compensation in addition to their compensation as employees of SunAmerica Inc. or its affiliates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

No shares of the Company are owned by any executive officer or director. The Company is an indirect wholly owned subsidiary of SunAmerica Inc. Except for Mr. Broad, the percentage of shares of SunAmerica Inc. beneficially owned by any director does not exceed one percent of the class outstanding. At June 30, 1998, Mr. Broad was the beneficial owner of 10,717,822 shares of Common Stock (5.8% of the class outstanding) and 13,340,591 shares of Class B Common Stock (82% of the class outstanding). Of the Common Stock, 1,063,773 shares represent restricted shares granted under the Company's employee stock plans as to which Mr. Broad has no investment power; and 6,985,512 shares represent employee stock options held by Mr. Broad which are or will become exercisable on or before August 30, 1998 and as to which he has no voting or investment power. Of the Class B Stock, 12,284,360 shares are held directly by Mr. Broad; and 1,056,231 shares are registered in the name of a corporation as to which Mr. Broad exercises sole voting and dispositive powers. At June 30, 1998, all directors and officers as a group beneficially owned 14,431,966 shares of Common Stock (7.6% of the class outstanding) and 13,340,591 shares of Class B Common Stock (82% of the class outstanding).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Anchor National Life Insurance Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement and statement of cash flows present fairly, in all material respects, the financial position of Anchor National Life Insurance Company and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Los Angeles, California
November 7, 1997

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                           CONSOLIDATED BALANCE SHEET

                                                        SEPTEMBER 30,      SEPTEMBER 30,        JUNE 30,
                                                             1996              1997               1998
                                                        --------------    ---------------    ---------------
                                                                                               (UNAUDITED)
ASSETS
Investments:
  Cash and short-term investments.....................  $  122,058,000    $   113,580,000    $   186,129,000
  Bonds, notes and redeemable preferred stocks
     available for sale, at fair value (amortized
     cost: September 1996, $2,001,024,000; September
     1997, $1,942,485,000; June 1998,
     $2,111,864,000)..................................   1,987,271,000      1,986,194,000      2,147,159,000
  Mortgage loans......................................      98,284,000        339,530,000        376,974,000
  Common stocks available for sale, at fair value
     (cost: September 1996, $2,911,000; September
     1997, $271,000; June 1998, $115,000).............       3,970,000          1,275,000            251,000
  Real estate.........................................      39,724,000         24,000,000         24,000,000
  Other invested assets...............................      77,925,000        143,722,000         38,503,000
                                                        --------------    ---------------    ---------------
          Total investments...........................   2,329,232,000      2,608,301,000      2,773,016,000
Variable annuity assets held in separate accounts.....   6,311,557,000      9,343,200,000     11,958,475,000
Receivable from brokers for sales of securities.......      52,348,000                 --                 --
Accrued investment income.............................      19,675,000         21,759,000         27,249,000
Deferred acquisition costs............................     443,610,000        536,155,000        639,078,000
Other assets..........................................      48,113,000         61,524,000         82,384,000
                                                        --------------    ---------------    ---------------
          TOTAL ASSETS................................  $9,204,535,000    $12,570,939,000    $15,480,202,000
                                                        ==============    ===============    ===============
LIABILITIES AND SHAREHOLDER'S EQUITY
Reserves, payables and accrued liabilities:
  Reserves for fixed annuity contracts................  $1,789,962,000    $ 2,098,803,000    $ 2,128,688,000
  Reserves for guaranteed investment contracts........     415,544,000        295,175,000        302,074,000
  Payable to brokers for purchases of securities......              --            263,000         14,190,000
  Income taxes currently payable......................      21,486,000         32,265,000         62,270,000
  Other liabilities...................................      74,710,000        122,728,000         95,387,000
                                                        --------------    ---------------    ---------------
          Total reserves, payables and accrued
            liabilities...............................   2,301,702,000      2,549,234,000      2,602,609,000
                                                        --------------    ---------------    ---------------
Variable annuity liabilities related to separate
  accounts............................................   6,311,557,000      9,343,200,000     11,958,475,000
                                                        --------------    ---------------    ---------------
Subordinated notes payable to Parent..................      35,832,000         36,240,000         35,950,000
                                                        --------------    ---------------    ---------------
Deferred income taxes.................................      70,189,000         67,047,000         62,249,000
                                                        --------------    ---------------    ---------------
Shareholder's equity:
  Common stock........................................       3,511,000          3,511,000          3,511,000
  Additional paid-in capital..........................     280,263,000        308,674,000        509,083,000
  Retained earnings...................................     207,002,000        244,628,000        293,680,000
  Net unrealized gains (losses) on debt and equity
     securities available for sale....................      (5,521,000)        18,405,000         14,645,000
                                                        --------------    ---------------    ---------------
          Total shareholder's equity..................     485,255,000        575,218,000        820,919,000
                                                        --------------    ---------------    ---------------
          TOTAL LIABILITIES AND SHAREHOLDER'S
            EQUITY....................................  $9,204,535,000    $12,570,939,000    $15,480,202,000
                                                        ==============    ===============    ===============

                             See accompanying notes

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                         CONSOLIDATED INCOME STATEMENT

                                                                                                    NINE MONTHS ENDED
                                                         YEARS ENDED SEPTEMBER 30,                       JUNE 30,
                                                --------------------------------------------   ----------------------------
                                                    1995           1996            1997            1997            1998
                                                ------------   -------------   -------------   -------------   ------------
                                                                                                       (UNAUDITED)
Investment income.............................  $129,466,000   $ 164,631,000   $ 210,759,000   $ 153,703,000   $162,226,000
                                                ------------   -------------   -------------   -------------   ------------
Interest expense on:
  Fixed annuity contracts.....................   (72,975,000)    (82,690,000)   (109,217,000)    (81,078,000)   (82,894,000)
  Guaranteed investment contracts.............    (3,733,000)    (19,974,000)    (22,650,000)    (18,182,000)   (13,586,000)
  Senior indebtedness.........................      (227,000)     (2,568,000)     (2,549,000)     (1,754,000)      (582,000)
  Subordinated notes payable to Parent........    (2,448,000)     (2,556,000)     (3,142,000)     (2,333,000)    (2,325,000)
                                                ------------   -------------   -------------   -------------   ------------
         Total interest expense...............   (79,383,000)   (107,788,000)   (137,558,000)   (103,347,000)   (99,387,000)
                                                ------------   -------------   -------------   -------------   ------------
NET INVESTMENT INCOME.........................    50,083,000      56,843,000      73,201,000      50,356,000     62,839,000
                                                ------------   -------------   -------------   -------------   ------------
NET REALIZED INVESTMENT GAINS
  (LOSSES)....................................    (4,363,000)    (13,355,000)    (17,394,000)    (22,690,000)    25,906,000
                                                ------------   -------------   -------------   -------------   ------------
Fee income:
  Variable annuity fees.......................    84,171,000     103,970,000     139,492,000      98,168,000    145,512,000
  Net retained commissions....................    24,108,000      31,548,000      39,143,000      27,917,000     35,765,000
  Surrender charges...........................     5,889,000       5,184,000       5,529,000       3,794,000      5,305,000
  Asset management fees.......................    26,935,000      25,413,000      25,764,000      18,925,000     21,753,000
  Other fees..................................     4,002,000       3,390,000       3,218,000       2,649,000      2,732,000
                                                ------------   -------------   -------------   -------------   ------------
         TOTAL FEE INCOME.....................   145,105,000     169,505,000     213,146,000     151,453,000    211,067,000
                                                ------------   -------------   -------------   -------------   ------------
GENERAL AND ADMINISTRATIVE EXPENSES...........   (64,457,000)    (81,552,000)    (98,802,000)    (71,679,000)   (71,573,000)
                                                ------------   -------------   -------------   -------------   ------------
AMORTIZATION OF DEFERRED ACQUISITION COSTS....   (58,713,000)    (57,520,000)    (66,879,000)    (48,753,000)   (60,475,000)
                                                ------------   -------------   -------------   -------------   ------------
ANNUAL COMMISSIONS............................    (2,658,000)     (4,613,000)     (8,977,000)     (5,942,000)   (12,701,000)
                                                ------------   -------------   -------------   -------------   ------------
PRETAX INCOME.................................    64,997,000      69,308,000      94,295,000      52,745,000    155,063,000
Income tax expense............................   (25,739,000)    (24,252,000)    (31,169,000)    (18,034,000)   (54,811,000)
                                                ------------   -------------   -------------   -------------   ------------
NET INCOME....................................  $ 39,258,000   $  45,056,000   $  63,126,000   $  34,711,000   $100,252,000
                                                ============   =============   =============   =============   ============

                             See accompanying notes

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                            STATEMENT OF CASH FLOWS

                                                                                                    NINE MONTHS ENDED
                                                   YEARS ENDED SEPTEMBER 30,                            JUNE 30,
                                      ---------------------------------------------------   ---------------------------------
                                           1995              1996              1997              1997              1998
                                      ---------------   ---------------   ---------------   ---------------   ---------------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net income..........................  $    39,258,000   $    45,056,000   $    63,126,000   $    34,711,000   $   100,252,000
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Interest credited to:
      Fixed annuity contracts.......       72,975,000        82,690,000       109,217,000        81,078,000        82,894,000
      Guaranteed investment
         contracts..................        3,733,000        19,974,000        22,650,000        18,182,000        13,586,000
    Net realized investment losses
      (gains).......................        4,363,000        13,355,000        17,394,000        22,690,000       (25,906,000)
    Amortization (accretion) of net
      premiums/discounts on
      investments...................       (6,865,000)       (8,976,000)      (18,576,000)       (9,025,000)        1,136,000
    Amortization of goodwill........        1,168,000         1,169,000         1,187,000           876,000           907,000
    Provision for deferred income
      taxes.........................       (1,489,000)       (3,351,000)      (16,024,000)      (20,960,000)       (2,775,000)
Change in:
  Accrued investment income.........        3,373,000        (5,483,000)       (2,084,000)       (4,068,000)       (5,490,000)
  Deferred acquisition costs........       (7,180,000)      (60,941,000)     (113,145,000)      (82,110,000)      (99,423,000)
  Other assets......................        7,047,000        (8,000,000)      (14,598,000)      (10,064,000)      (21,767,000)
  Income taxes currently payable....        3,389,000         5,766,000        10,779,000         7,865,000        30,005,000
  Other liabilities.................        4,063,000         5,474,000        14,187,000         9,403,000        (8,834,000)
Other, net..........................            7,000          (129,000)          418,000           273,000           110,000
                                      ---------------   ---------------   ---------------   ---------------   ---------------
NET CASH PROVIDED BY OPERATING
  ACTIVITIES........................      123,842,000        86,604,000        74,531,000        48,851,000        64,695,000
                                      ---------------   ---------------   ---------------   ---------------   ---------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchases of:
    Bonds, notes and redeemable
      preferred stocks..............   (1,556,586,000)   (1,937,890,000)   (2,566,211,000)   (2,220,070,000)   (1,569,915,000)
    Mortgage loans..................               --       (15,000,000)     (266,771,000)     (187,265,000)      (92,114,000)
    Other investments, excluding
      short-term investments........      (13,028,000)      (36,770,000)      (75,556,000)      (71,684,000)               --
  Sales of:
    Bonds, notes and redeemable
      preferred stocks..............    1,026,078,000     1,241,928,000     2,299,063,000     1,960,229,000     1,016,824,000
    Real estate.....................       36,813,000           900,000                --                --                --
    Other investments, excluding
      short-term investments........        5,130,000         4,937,000         6,421,000         1,233,000        42,141,000
  Redemptions and maturities of:
    Bonds, notes and redeemable
      preferred stocks..............      178,688,000       288,969,000       376,847,000       308,659,000       415,148,000
    Mortgage loans..................       14,403,000        11,324,000        25,920,000        15,371,000        55,590,000
    Other investments, excluding
      short-term investments........       13,286,000        20,749,000        23,940,000        16,838,000        69,575,000
                                      ---------------   ---------------   ---------------   ---------------   ---------------
NET CASH USED BY INVESTING
  ACTIVITIES........................     (295,216,000)     (420,853,000)     (176,347,000)     (176,689,000)      (62,751,000)
                                      ---------------   ---------------   ---------------   ---------------   ---------------

                             See accompanying notes

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                                                                                                    NINE MONTHS ENDED
                                                   YEARS ENDED SEPTEMBER 30,                            JUNE 30,
                                      ---------------------------------------------------   ---------------------------------
                                           1995              1996              1997              1997              1998
                                      ---------------   ---------------   ---------------   ---------------   ---------------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM FINANCING
  ACTIVITIES:
Premium receipts on:
  Fixed annuity contracts...........      245,320,000       651,649,000     1,097,937,000       877,884,000     1,047,024,000
  Guaranteed investment contracts...      275,000,000       134,967,000        55,000,000        55,000,000         5,619,000
Net exchanges to (from) the fixed
  accounts of variable annuity
  contracts.........................       10,475,000      (236,705,000)     (620,367,000)     (402,933,000)     (917,393,000)
Withdrawal payments on:
  Fixed annuity contracts...........     (237,977,000)     (173,489,000)     (242,589,000)     (188,979,000)     (152,058,000)
  Guaranteed investment contracts...       (1,638,000)      (16,492,000)     (198,062,000)      (67,111,000)      (12,305,000)
Claims and annuity payments on fixed
  annuity contracts.................      (31,237,000)      (31,107,000)      (35,731,000)      (25,837,000)      (30,694,000)
Net receipts from (repayments of)
  other short-term financings.......        3,202,000      (119,712,000)       34,239,000        24,970,000       (18,797,000)
Capital contributions received......               --        27,387,000        28,411,000        28,411,000       200,409,000
Dividends paid......................               --       (29,400,000)      (25,500,000)      (25,500,000)      (51,200,000)
                                      ---------------   ---------------   ---------------   ---------------   ---------------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES........................      263,145,000       207,098,000        93,338,000       275,905,000        70,605,000
                                      ---------------   ---------------   ---------------   ---------------   ---------------
NET INCREASE (DECREASE) IN CASH AND
  SHORT-TERM INVESTMENTS............       91,771,000      (127,151,000)       (8,478,000)      148,067,000        72,549,000
CASH AND SHORT-TERM INVESTMENTS AT
  BEGINNING OF PERIOD...............      157,438,000       249,209,000       122,058,000       122,058,000       113,580,000
                                      ---------------   ---------------   ---------------   ---------------   ---------------
CASH AND SHORT-TERM INVESTMENTS AT
  END OF PERIOD.....................  $   249,209,000   $   122,058,000   $   113,580,000   $   270,125,000   $   186,129,000
                                      ===============   ===============   ===============   ===============   ===============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid on indebtedness.....  $     3,235,000   $     5,982,000   $     7,032,000   $     3,454,000   $     1,921,000
                                      ===============   ===============   ===============   ===============   ===============
  Net income taxes paid.............  $    23,656,000   $    22,031,000   $    36,420,000   $    31,133,000   $    27,586,000
                                      ===============   ===============   ===============   ===============   ===============

                             See accompanying notes

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Anchor National Life Insurance Company (the "Company") is a wholly owned indirect subsidiary of SunAmerica, Inc. (the "Parent"). The Company is an Arizona-domiciled life insurance company and conducts its business through three segments: annuity operations, asset management and broker-dealer operations. Annuity operations include the sale and administration of fixed and variable annuities and guaranteed investment contracts. Asset management, which includes the sale and management of mutual funds, is conducted by SunAmerica Asset Management Corp. Broker-dealer operations include the sale of securities and financial services products, and are conducted by Royal Alliance Associates, Inc.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest; strength, weakness and volatility of equity markets; and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of assets managed in mutual funds and held in separate accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the 1997 presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

INVESTMENTS: Cash and short-term investments primarily include cash, commercial paper, money market investments, repurchase agreements and short-term bank participations. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

Bonds, notes and redeemable preferred stocks available for sale and common stocks are carried at aggregate fair value and changes in unrealized gains or losses, net of tax, are credited or charged directly to shareholder's equity. Bonds, notes and redeemable preferred stocks are reduced to estimated net realizable value when necessary for declines in value considered to be other than temporary. Estimates of net realizable value are subjective and actual realization will be dependent upon future events.

Mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses. Real estate is carried at the lower of cost or fair value. Other invested assets include investments in limited partnerships, which are accounted for by using the cost method of accounting; separate account investments; leveraged leases; policy loans, which are carried at unpaid balances; and collateralized mortgage obligation residuals.

Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. Premiums and discounts on investments are amortized to investment income using the interest method over the contractual lives of the investments.

INTEREST RATE SWAP AGREEMENTS: The net differential to be paid or received on interest rate swap agreements ("Swap Agreements") entered into to reduce the impact of changes in interest rates is recognized over the lives of the agreements, and such differential is classified as Interest Expense in the income statement. All outstanding Swap Agreements are designated as hedges and, therefore, are not marked to market. However, in the event that a hedged asset/liability were to be sold or repaid before the related Swap Agreement matures, the Swap Agreement would be marked to market and any

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) gain/loss classified with any gain/loss realized on the disposition of the hedged asset/liability. Subsequently, the Swap Agreement would be marked to market and the resulting change in fair value would be included in Investment Income in the income statement. In the event that a Swap Agreement that is designated as a hedge were to be terminated before its contractual maturity, any resulting gain/loss would be credited/charged to the carrying value of the asset/liability that it hedged.

DEFERRED ACQUISITION COSTS: Policy acquisition costs are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the annuity contracts. Estimated gross profits are composed of net interest income, net realized investment gains and losses, variable annuity fees, surrender charges and direct administrative expenses. Costs incurred to sell mutual funds are also deferred and amortized over the estimated lives of the funds obtained. Deferred acquisition costs consist of commissions and other costs that vary with, and are primarily related to, the production or acquisition of new business.

As debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on debt and equity securities available for sale that is credited or charged directly to shareholder's equity. Deferred Acquisition Costs have been decreased by $16,400,000 at September 30, 1997 and increased by $4,200,000 at September 30, 1996 for this adjustment.

VARIABLE ANNUITY ASSETS AND LIABILITIES: The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the income statement.

GOODWILL: Goodwill, amounting to $18,311,000 at September 30, 1997, is amortized by using the straight-line method over periods averaging 25 years and is included in Other Assets in the balance sheet. Goodwill is evaluated for impairment when events or changes in economic conditions indicate that the carrying amount may not be recoverable.

CONTRACTHOLDER RESERVES: Contractholder reserves for fixed annuity contracts and guaranteed investment contracts are accounted for as investment-type contracts in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," and are recorded at accumulated value (premiums received, plus accrued interest, less withdrawals and assessed fees).

FEE INCOME: Variable annuity fees, asset management fees and surrender charges are recorded in income as earned. Net retained commissions are recognized as income on a trade-date basis.

INCOME TAXES: The Company is included in the consolidated federal income tax return of the Parent and files as a "life insurance company" under the provisions of the Internal Revenue Code of 1986. Income taxes have been calculated as if the Company filed a separate return. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS

The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by major category follow:

                                                                                  ESTIMATED
                                                                AMORTIZED            FAIR
                                                                   COST             VALUE
                                                              --------------    --------------
AT SEPTEMBER 30, 1997:
  Securities of the United States Government................  $   18,496,000    $   18,962,000
  Mortgage-backed securities................................     636,018,000       649,196,000
  Securities of public utilities............................      22,792,000        22,893,000
  Corporate bonds and notes.................................     984,573,000     1,012,559,000
  Redeemable preferred stocks...............................       6,125,000         6,681,000
  Other debt securities.....................................     274,481,000       275,903,000
                                                              --------------    --------------
          Total available for sale..........................  $1,942,485,000    $1,986,194,000
                                                              ==============    ==============
AT SEPTEMBER 30, 1996:
  Securities of the United States Government................  $  311,458,000    $  304,538,000
  Mortgage-backed securities................................     747,653,000       741,876,000
  Securities of public utilities............................       3,684,000         3,672,000
  Corporate bonds and notes.................................     590,071,000       591,148,000
  Redeemable preferred stocks...............................       9,064,000         8,664,000
  Other debt securities.....................................     339,094,000       337,373,000
                                                              --------------    --------------
          Total available for sale..........................  $2,001,024,000    $1,987,271,000
                                                              ==============    ==============

The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by contractual maturity, as of September 30, 1997, follow:

                                                                                  ESTIMATED
                                                                AMORTIZED            FAIR
                                                                   COST             VALUE
                                                              --------------    --------------
Due in one year or less.....................................  $   19,067,000    $   20,575,000
Due after one year through five years.......................     277,350,000       281,296,000
Due after five years through ten years......................     631,083,000       650,242,000
Due after ten years.........................................     378,967,000       384,885,000
Mortgage-backed securities..................................     636,018,000       649,196,000
                                                              --------------    --------------
          Total available for sale..........................  $1,942,485,000    $1,986,194,000
                                                              ==============    ==============

Actual maturities of bonds, notes and redeemable preferred stocks will differ from those shown above due to prepayments and redemptions.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS (CONTINUED)
Gross unrealized gains and losses on bonds, notes and redeemable preferred stocks available for sale by major category follow:

                                                                 GROSS          GROSS
                                                              UNREALIZED      UNREALIZED
                                                                 GAINS          LOSSES
                                                              -----------    ------------
AT SEPTEMBER 30, 1997:
  Securities of the United States Government................  $   498,000    $    (32,000)
  Mortgage-backed securities................................   14,998,000      (1,820,000)
  Securities of public utilities............................      141,000         (40,000)
  Corporate bonds and notes.................................   28,691,000        (705,000)
  Redeemable preferred stocks...............................      556,000              --
  Other debt securities.....................................    1,569,000        (147,000)
                                                              -----------    ------------
          Total available for sale..........................  $46,453,000    $ (2,744,000)
                                                              ===========    ============
AT SEPTEMBER 30, 1996:
  Securities of the United States Government................  $   284,000    $ (7,204,000)
  Mortgage-backed securities................................    7,734,000     (13,511,000)
  Securities of public utilities............................        1,000         (13,000)
  Corporate bonds and notes.................................   11,709,000     (10,632,000)
  Redeemable preferred stocks...............................       16,000        (416,000)
  Other debt securities.....................................      431,000      (2,152,000)
                                                              -----------    ------------
          Total available for sale..........................  $20,175,000    $(33,928,000)
                                                              ===========    ============

At September 30, 1997, gross unrealized gains on equity securities available for sale aggregated $1,004,000 and there were no unrealized losses. At September 30, 1996, gross unrealized gains on equity securities available for sale aggregated $1,368,000 and gross unrealized losses aggregated $309,000.

Gross realized investment gains and losses on sales of investments are as follows:

                                                                YEARS ENDED SEPTEMBER 30,
                                                       --------------------------------------------
                                                           1997            1996            1995
                                                       ------------    ------------    ------------
BONDS, NOTES AND REDEEMABLE
  PREFERRED STOCKS:
     Available for sale:
     Realized gains..................................  $ 22,179,000    $ 14,532,000    $ 15,983,000
     Realized losses.................................   (25,310,000)    (10,432,000)    (21,842,000)
  HELD FOR INVESTMENT:
     Realized gains..................................            --              --       2,413,000
     Realized losses.................................            --              --        (586,000)
  COMMON STOCKS:
     Realized gains..................................     4,002,000         511,000         994,000
     Realized losses.................................      (312,000)     (3,151,000)       (114,000)
  OTHER INVESTMENTS:
     Realized gains..................................     2,450,000       1,135,000       3,561,000
     Realized losses.................................            --              --         (12,000)
     IMPAIRMENT WRITEDOWNS...........................   (20,403,000)    (15,950,000)     (4,760,000)
                                                       ------------    ------------    ------------
          Total net realized investment losses.......  $(17,394,000)   $(13,355,000)   $ (4,363,000)
                                                       ============    ============    ============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS (CONTINUED)
The sources and related amounts of investment income are as follows:

                                                                YEARS ENDED SEPTEMBER 30,
                                                       --------------------------------------------
                                                           1997            1996            1995
                                                       ------------    ------------    ------------
Short-term investments...............................  $ 11,780,000    $ 10,647,000    $  8,308,000
Bonds, notes and redeemable preferred stocks.........   163,038,000     140,387,000     107,643,000
Mortgage loans.......................................    17,632,000       8,701,000       7,419,000
Common stocks........................................        16,000           8,000           3,000
Real estate..........................................      (296,000)       (196,000)        (51,000)
Limited partnerships.................................     6,725,000       4,073,000       5,128,000
Other invested assets................................    11,864,000       1,011,000       1,016,000
                                                       ------------    ------------    ------------
          Total investment income....................  $210,759,000    $164,631,000    $129,466,000
                                                       ============    ============    ============

Expenses incurred to manage the investment portfolio amounted to $2,050,000 for the year ended September 30, 1997, $1,737,000 for the year ended September 30, 1996, and $1,983,000 for the year ended September 30, 1995 and are included in General and Administrative Expenses in the income statement.

At September 30, 1997, no investment exceeded 10% of the Company's consolidated shareholder's equity.

At September 30, 1997, mortgage loans were collateralized by properties located in 21 states, with loans totaling approximately 13% of the aggregate carrying value of the portfolio secured by properties located in New York and approximately 12% by properties located in California. No more than 10% of the portfolio was secured by properties in any other single state.

At September 30, 1997, bonds, notes and redeemable preferred stocks included $216,877,000 (fair value of $227,169,000) of bonds and notes not rated investment grade. The Company had no material concentrations of non-investment-grade assets at September 30, 1997.

At September 30, 1997, the amortized cost of investments in default as to the payment of principal or interest was $1,378,000, consisting of $500,000 of non-investment-grade bonds and $878,000 of mortgage loans. Such nonperforming investments had an estimated fair value of $1,378,000.

As a component of its asset and liability management strategy, the Company utilizes Swap Agreements to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company typically utilizes Swap Agreements to create a hedge that effectively converts floating-rate assets and liabilities to fixed-rate instruments. At September 30, 1997, the Company had one outstanding Swap Agreement with a notional principal amount of $15.9 million, which matures in December, 2024. The net interest paid amounted to $0.1 million for the year ended September 30, 1997, and is included in Interest Expense on Guaranteed Investment Contracts in the income statement.

At September 30, 1997, $5,276,000 of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets (including its real estate investments and other invested assets except for cost-method partnerships) and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the financial instruments could be exchanged for in a current or future market transaction.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND SHORT TERM INVESTMENTS: Carrying value is considered to be a reasonable estimate of fair value.

BONDS, NOTES AND REDEEMABLE PREFERRED STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

MORTGAGE LOANS: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

COMMON STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

COST-METHOD PARTNERSHIPS: Fair value of limited partnerships accounted for by using the cost method is based upon the fair value of the net assets of the partnerships as determined by the general partners.

VARIABLE ANNUITY ASSETS: Variable annuity assets are carried at the market value of the underlying securities.

RECEIVABLE FROM (PAYABLE TO) BROKERS FOR SALES (PURCHASES) OF SECURITIES: Such obligations represent net transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

RESERVES FOR FIXED ANNUITY CONTRACTS: Deferred annuity contracts and single premium life contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.

RESERVES FOR GUARANTEED INVESTMENT CONTRACTS: Fair value is based on the present value of future cash flows at current pricing rates and is net of the estimated fair value of hedging Swap Agreements, determined from independent broker quotes.

VARIABLE ANNUITY LIABILITIES: Fair values of contracts in the accumulation phase are based on net surrender values. Fair values of contracts in the payout phase are based on the present value of future cash flows at assumed investment rates.

SUBORDINATED NOTES PAYABLE TO PARENT: Fair value is estimated based on the quoted market prices for similar issues.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
The estimated fair values of the Company's financial instruments at September 30, 1997 and 1996, compared with their respective carrying values, are as follows:

                                                                 CARRYING            FAIR
                                                                  VALUE             VALUE
                                                              --------------    --------------
1997:
ASSETS:
  Cash and short-term investments...........................  $  113,580,000    $  113,580,000
  Bonds, notes and redeemable preferred stocks..............   1,986,194,000     1,986,194,000
  Mortgage loans............................................     339,530,000       354,495,000
  Common stocks.............................................       1,275,000         1,275,000
  Cost-method partnerships..................................      46,880,000        84,186,000
  Variable annuity assets held in separate accounts.........   9,343,200,000     9,343,200,000
LIABILITIES:
  Reserves for fixed annuity contracts......................   2,098,803,000     2,026,258,000
  Reserves for guaranteed investment contracts..............     295,175,000       295,175,000
  Payable to brokers for purchases of securities............         263,000           263,000
  Variable annuity liabilities related to separate
     accounts...............................................   9,343,200,000     9,077,200,000
  Subordinated notes payable to Parent......................      36,240,000        37,393,000
                                                              ==============    ==============
1996:
ASSETS:
  Cash and short-term investments...........................  $  122,058,000    $  122,058,000
  Bonds, notes and redeemable preferred stocks..............   1,987,271,000     1,987,271,000
  Mortgage loans............................................      98,284,000       102,112,000
  Common stocks.............................................       3,970,000         3,970,000
  Cost-method partnerships..................................      45,070,000        70,553,000
  Receivable from brokers for sales of securities...........      52,348,000        52,348,000
  Variable annuity assets held in separate accounts.........   6,311,557,000     6,311,557,000
LIABILITIES:
  Reserves for fixed annuity contracts......................   1,789,962,000     1,738,784,000
  Reserves for guaranteed investment contracts..............     415,544,000       416,695,000
  Variable annuity liabilities related to separate
     accounts...............................................   6,311,557,000     6,117,508,000
  Subordinated notes payable to Parent......................      35,832,000        37,339,000
                                                              ==============    ==============

5. SUBORDINATED NOTES PAYABLE TO PARENT

Subordinated notes payable to Parent equalled $36,240,000 at an interest rate of 9% at September 30, 1997 and require principal payments of $7,500,000 in 1998, $23,060,000 in 1999 and $5,400,000 in 2000.

6. CONTINGENT LIABILITIES

The Company has entered into three agreements in which it has provided liquidity support for certain short-term securities of three municipalities by agreeing to purchase such securities in the event there is no other buyer in the short-term marketplace. In return the Company receives a fee. The maximum liability under these guarantees is $242,600,000. Management does not anticipate any material future losses with respect to these liquidity support facilities.

The Company is involved in various kinds of litigation common to its businesses. These cases are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses relating to such

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6. CONTINGENT LIABILITIES (CONTINUED)
litigation are adequate and any further liabilities and costs will not have a material adverse impact upon the Company's financial position or results of operations.

7. SHAREHOLDER'S EQUITY

The Company is authorized to issue 4,000 shares of its $1,000 par value Common Stock. At September 30, 1997 and 1996, 3,511 shares were outstanding.

Changes in shareholder's equity are as follows:

                                                                YEARS ENDED SEPTEMBER 30,
                                                       --------------------------------------------
                                                           1997            1996            1995
                                                       ------------    ------------    ------------
ADDITIONAL PAID-IN CAPITAL:
  Beginning balance..................................  $280,263,000    $252,876,000    $252,876,000
  Capital contributions received.....................    28,411,000      27,387,000              --
                                                       ------------    ------------    ------------
  Ending balance.....................................  $308,674,000    $280,263,000    $252,876,000
                                                       ============    ============    ============
RETAINED EARNINGS:
  Beginning balance..................................  $207,002,000    $191,346,000    $152,088,000
  Net income.........................................    63,126,000      45,056,000      39,258,000
  Dividend paid......................................   (25,500,000)    (29,400,000)             --
                                                       ------------    ------------    ------------
  Ending balance.....................................  $244,628,000    $207,002,000    $191,346,000
                                                       ============    ============    ============
NET UNREALIZED GAINS/LOSSES ON DEBT AND EQUITY
  SECURITIES AVAILABLE FOR SALE:
  Beginning balance..................................  $ (5,521,000)   $ (5,673,000)   $(24,953,000)
  Change in net unrealized gains/losses on debt
     securities available for sale...................    57,463,000      (2,904,000)     71,302,000
  Change in net unrealized gains/losses on equity
     securities available for sale...................       (55,000)      3,538,000      (1,240,000)
  Change in adjustment to deferred acquisition
     costs...........................................   (20,600,000)       (400,000)    (40,400,000)
  Tax effects of net changes.........................   (12,882,000)        (82,000)    (10,382,000)
                                                       ------------    ------------    ------------
  Ending balance.....................................  $ 18,405,000    $ (5,521,000)   $ (5,673,000)
                                                       ============    ============    ============

Dividends that the Company may pay to its shareholder in any year without prior approval of the Arizona Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of Arizona without obtaining the prior approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the preceding year's statutory net gain from operations. Dividends in the amounts of $25,500,000 and $29,400,000 were paid on April 1, 1997 and March 18, 1996, respectively. No dividends were paid in fiscal year 1995.

Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company's net income for the nine months ended September 30, 1997 was $45,743,000. The statutory net income for the year ended December 31, 1996 was $27,928,000 and for the year ended December 31, 1995 was $30,673,000. The Company's statutory capital and surplus was $325,712,000 at September 30, 1997, $311,176,000 at December 31, 1996 and $294,767,000 at
December 31, 1995.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

8. INCOME TAXES

The components of the provisions for federal income taxes on pretax income consist of the following:

                                                        NET REALIZED
                                                         INVESTMENT
                                                       GAINS (LOSSES)     OPERATIONS        TOTAL
                                                       --------------    ------------    ------------
1997:
  Currently payable..................................   $ (3,635,000)    $ 50,828,000    $ 47,193,000
  Deferred...........................................     (2,258,000)     (13,766,000)    (16,024,000)
                                                        ------------     ------------    ------------
          Total income tax expense...................   $ (5,893,000)    $ 37,062,000    $ 31,169,000
                                                        ------------     ------------    ------------
1996:
  Currently payable..................................   $  5,754,000     $ 21,849,000    $ 27,603,000
  Deferred...........................................    (10,347,000)       6,996,000      (3,351,000)
                                                        ------------     ------------    ------------
          Total income tax expense...................   $ (4,593,000)    $ 28,845,000    $ 24,252,000
                                                        ============     ============    ============
1995:
  Currently payable..................................   $  4,248,000     $ 22,980,000    $ 27,228,000
  Deferred...........................................     (6,113,000)       4,624,000      (1,489,000)
                                                        ------------     ------------    ------------
          Total income tax expense...................   $ (1,865,000)    $ 27,604,000    $ 25,739,000
                                                        ============     ============    ============

Income taxes computed at the United States federal income tax rate of 35% and income taxes provided differ as follows:

                                                                     YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
Amount computed at statutory rate...........................  $33,003,000   $24,258,000   $22,749,000
  Increases (decreases) resulting from:
       Amortization of differences between book and tax
          bases of net assets acquired......................      666,000       464,000     3,049,000
       State income taxes, net of federal tax benefit.......    1,950,000     2,070,000       437,000
       Dividends-received deduction.........................   (4,270,000)   (2,357,000)           --
       Tax credits..........................................     (318,000)     (257,000)     (168,000)
       Other, net...........................................      138,000        74,000      (328,000)
                                                              -----------   -----------   -----------
          Total income tax expense..........................  $31,169,000   $24,252,000   $25,739,000
                                                              ===========   ===========   ===========

For United States federal income tax purposes, certain amounts from life insurance operations are accumulated in a memorandum policyholders' surplus account and are taxed only when distributed to shareholders or when such account exceeds prescribed limits. The accumulated policyholders' surplus was $14,300,000 at September 30, 1997. The Company does not anticipate any transactions which would cause any part of this surplus to be taxable.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the liability for Deferred Income Taxes are as follows:

                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1997             1996
                                                              -------------    -------------
DEFERRED TAX LIABILITIES:
  Investments...............................................  $ 13,160,000     $ 15,036,000
  Deferred acquisition costs................................   154,949,000      136,747,000
  State income taxes........................................     1,777,000        1,466,000
  Net unrealized gains on debt and equity securities
     available for sale.....................................     9,910,000               --
                                                              ------------     ------------
          Total deferred tax liabilities....................   179,796,000      153,249,000
                                                              ------------     ------------

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

8. INCOME TAXES (CONTINUED)

                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1997             1996
                                                              -------------    -------------
  DEFERRED TAX ASSETS:
  Contractholder reserves...................................  (108,090,000)     (77,522,000)
  Guaranty fund assessments.................................    (2,707,000)      (1,031,000)
  Other assets..............................................    (1,952,000)      (1,534,000)
  Net unrealized losses on debt and equity securities
     available for sale.....................................            --       (2,973,000)
                                                              ------------     ------------
          Total deferred tax assets.........................  (112,749,000)     (83,060,000)
                                                              ------------     ------------
  Deferred income taxes.....................................  $ 67,047,000     $ 70,189,000
                                                              ============     ============

9. RELATED PARTY MATTERS

The Company pays commissions to two affiliated companies, SunAmerica Securities, Inc. and Advantage Capital Corp. Commissions paid to these broker-dealers totaled $25,492,000 in 1997, $16,906,000 in 1996, and $9,435,000 in 1995. These
broker-dealers, when combined with the Company's wholly owned broker-dealer, represent a significant portion of the Company's business, amounting to approximately 36.1%, 38.3%, and 40.6% of premiums in 1997, 1996, and 1995, respectively. The Company also sells its products through unaffiliated broker-dealers, the largest two of which represented approximately 19.2% and 10.1% of premiums in 1997, 19.7% and 10.2% in 1996, and 18.8% and 4.3% in 1995,
respectively.

The Company purchases administrative, investment management, accounting, marketing and data processing services from SunAmerica Financial, Inc., whose purpose is to provide services to the SunAmerica companies. Amounts paid for such services totaled $86,116,000 for the year ended September 30, 1997, $65,351,000 for the year ended September 30, 1996 and $42,083,000 for the year ended September 30, 1995. Such amounts are included in General and Administrative Expenses in the income statement.

The Parent made capital contributions of $28,411,000 in December 1996 and $27,387,000 in December 1995 to the Company, through the Company's direct parent, in exchange for the termination of its guaranty with respect to certain real estate owned in Arizona. Accordingly, the Company reduced the carrying value of this real estate to estimated fair value to reflect the termination of the guaranty.

During the year ended September 30, 1995, the Company sold to the Parent real estate for cash equal to its carrying value of $29,761,000.

During the year ended September 30, 1997, the Company sold various invested assets to SunAmerica Life Insurance Company and to CalAmerica Life Insurance Company for cash equal to their current market values of $15,776,000 and $15,000, respectively. The Company recorded net gains aggregating $276,000 on such transactions.

During the year ended September 30, 1997, the Company also purchased certain invested assets from SunAmerica Life Insurance Company and from CalAmerica Life Insurance Company for cash equal to their current market values of $8,717,000 and $284,000, respectively.

During the year ended September 30, 1996, the Company sold various invested assets to the Parent and to SunAmerica Life Insurance Company for cash equal to their current market values of $274,000 and $47,321,000, respectively. The Company recorded net losses aggregating $3,000 on such transactions.

During the year ended September 30, 1996, the Company also purchased certain invested assets from SunAmerica Life Insurance Company for cash equal to their current market values, which aggregated $28,379,000.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

10. BUSINESS SEGMENTS

Summarized data for the Company's business segments follow:

                                                          TOTAL
                                                       DEPRECIATION
                                                           AND
                                          TOTAL        AMORTIZATION      PRETAX            TOTAL
                                         REVENUES        EXPENSE         INCOME           ASSETS
                                       ------------    ------------    -----------    ---------------
1997:
  Annuity operations.................  $332,845,000    $55,675,000     $74,792,000    $12,438,021,000
  Broker-dealer operations...........    38,005,000        689,000      16,705,000         51,400,000
  Asset management...................    35,661,000     16,357,000       2,798,000         81,518,000
                                       ------------    -----------     -----------    ---------------
          Total......................  $406,511,000    $72,721,000     $94,295,000    $12,570,939,000
                                       ============    ===========     ===========    ===============
1996:
  Annuity operations.................  $256,681,000    $43,974,000     $53,827,000    $ 9,092,770,000
  Broker-dealer operations...........    31,053,000        449,000      13,033,000         37,355,000
  Asset management...................    33,047,000     18,295,000       2,448,000         74,410,000
                                       ------------    -----------     -----------    ---------------
          Total......................  $320,781,000    $62,718,000     $69,308,000    $ 9,204,535,000
                                       ============    ===========     ===========    ===============
1995:
  Annuity operations.................  $211,587,000    $38,350,000     $55,462,000    $ 7,667,946,000
  Broker-dealer operations...........    24,194,000        411,000       9,025,000         29,241,000
  Asset management...................    34,427,000     24,069,000         510,000         86,510,000
                                       ------------    -----------     -----------    ---------------
          Total......................  $270,208,000    $62,830,000     $64,997,000    $ 7,783,697,000
                                       ============    ===========     ===========    ===============

11. SUBSEQUENT EVENTS (UNAUDITED)

On May 27, 1998, SunAmerica agreed to contribute $200,000,000 of capital to the Company's parent, which in turn agreed to contribute such amount to the Company. Each contribution is subject to the provisions of a surplus note in favor of the contributing company. A significant provision of each surplus note is that each contributing company may withdraw its respective surplus contribution (up to an amount equal to the economic effect of the coinsurance transaction described in
Note 3 below), upon closure of that coinsurance transaction. Such capital was withdrawn in August 1998.

On August 11, 1998, the Company entered into a modified coinsurance transaction, approved by the Arizona Department of Insurance, which involves the ceding of approximately $5,000,000,000 of variable annuities to ANLIC Insurance Company (Cayman), a Cayman Islands stock life insurance company. As a part of this transaction, the Company received cash amounting to approximately $188,700,000, and recorded a corresponding reduction of deferred acquisition costs related to the coinsured annuities.

On July 15, 1998, the Company entered into a definitive agreement to acquire the individual life business and the individual and group annuity business of MBL Life Assurance Corporation ("MBL Life") via a 100% coinsurance transaction for approximately $130,000,000 in cash. The transaction will include approximately $2,000,000,000 of universal life reserves and $3,000,000,000 of fixed annuity reserves. The Company plans to reinsure a large portion of the mortality risk associated with the acquired block of universal life business. Completion of this acquisition is expected by the end of calendar year 1998 and is subject to customary conditions and required approvals. Included in this block of business is approximately $250,000,000 of individual life business and $500,000,000 of group annuity business whose contractowners are residents of New York State ("the New York Business"). Approximately six months subsequent to completion of the transaction, the New York Business will be acquired by the Company's New York affiliate, First SunAmerica Life Insurance Company, and the remainder of the business will be acquired by the Company via assumption reinsurance agreements between MBL Life and the respective companies, which will supersede the coinsurance agreement. The $130,000,000 purchase price will be allocated between the Company and its affiliate based on their respective assumed reserves.